Prospectus dated , 2020

for interests in
John Hancock Life Insurance Company (U.S.A.) Separate Account A

Interests are made available under

ACCUMULATION SURVIVORSHIP VARIABLE UNIVERSAL LIFE 2020

a flexible premium survivorship variable universal life insurance policy with indexed accounts

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
("John Hancock USA")

The policy provides the following variable investment accounts:

500 Index	Global Bond	Mid Cap Stock
Active Bond	Health Sciences	Mid Value
American Asset Allocation	High Yield	Money Market
American Global Growth	International Equity Index	Opportunistic Fixed Income
American Growth	International Small Company	PIMCO VIT All Asset
American Growth-Income	International Value	Real Estate Securities
American International	Investment Quality Bond	Science & Technology
Blue Chip Growth	Lifestyle Balanced	Select Bond
Capital Appreciation	Lifestyle Conservative	Short Term Government Income
Capital Appreciation Value	Lifestyle Growth	Small Cap Index
Core Bond	Lifestyle Moderate	Small Cap Opportunities
Disciplined Value International	Managed Volatility Aggressive	Small Cap Stock
Emerging Markets Value	Managed Volatility Balanced	Small Cap Value
Equity Income	Managed Volatility Conservative	Small Company Value
Financial Industries	Managed Volatility Growth	Strategic Income Opportunities
Fundamental All Cap Core	Managed Volatility Moderate	Total Bond Market
Fundamental Large Cap Value	Mid Cap Index	Total Stock Market Index
Global	Mid Cap Stock	Ultra Short Term Bond

The policy also provides for the following general account options:

Fixed Option	**Index-Linked Interest Options**
The fixed account	Base Capped Indexed Account
	Base High Par Capped Indexed Account

* * * * * * * * * * * *

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, you may no longer receive paper copies of the shareholder reports for the Portfolios offered through your John Hancock life insurance policy unless you specifically request paper copies from John Hancock. Instead, the shareholder reports will be made available on a website, and you will be notified by mail each time reports are posted and be provided with a website link to access those reports. If you have already elected to receive shareholder reports electronically, you will not be affected by this change, and you do not need to take any action.

Alternatively, you may request to receive reports in paper, free of charge, at any time, by calling John Hancock at 800-827-4546. Your election to receive reports in paper will apply to all Portfolios offered within your life insurance policy.

GUIDE TO THIS PROSPECTUS

This prospectus provides a description of the material rights and obligations under your policy. This prospectus is arranged in the following way:

- Starting on the next page is a Table of Contents for this prospectus.

- The section after the Table of Contents is called "Summary of Benefits and Risks." It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

- Behind the Summary of Benefits and Risks section is a section called "Fee Tables" that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

- Behind the Fee Tables section is a section called "Detailed Information." This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

- Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the "SAI") and how the SAI, audited financial statements for John Hancock USA and the Separate Account, personalized illustrations and other information can be obtained.

Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements. **In addition, you will receive the prospectuses for the underlying funds that we make available as investment options under the policies.** The funds' prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as feeder funds, the prospectus for the corresponding master fund is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock USA representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

The Standard & Poor's 500 Composite Stock Price Index is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates ("SPDJI"), and has been licensed for use by the Company. Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC, a division of S&P Global ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Company. The indexed universal life insurance product issued by the policy is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product nor do they have any liability for any errors, omissions, or interruptions of the Standard & Poor's 500 Composite Stock Price Index.

TABLE OF CONTENTS

SUMMARY OF BENEFITS AND RISKS

The nature of the policy

This is a so-called "survivorship" policy that provides coverage on two insured persons. The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured persons. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy.

You may choose to allocate your policy value to one or more variable investment accounts. The variable investment accounts are subaccounts of John Hancock Life Insurance Company (U.S.A.) Separate Account A ("Separate Account"), a separate account operated by us under Michigan law. Each subaccount invests exclusively in an underlying portfolio and, as result, policy value allocated to a variable investment account will vary with the positive or negative investment experience of its underlying portfolio. You may also allocate policy value to the two index-linked interest options offered under this policy referred to as the Base Capped Indexed Account and the Base High Par Capped Indexed Account (collectively, the "indexed accounts"). The indexed accounts credit interest based upon changes in the Standard & Poor's 500® Composite Stock Price Index ("S&P 500"), excluding dividends, and the application of rates and caps associated with each indexed account (see "The indexed accounts"). If you seek a fixed return on your policy, you can allocate policy value to the fixed account, which credits a rate of interest declared by us. The indexed accounts and the fixed account are part of our general account. The amount we pay to the policy's beneficiary on the death of the last surviving insured person (we call this the "death benefit") may also vary based on the performance of the variable investment accounts or the indexed accounts.

We call the investments you make in the policy "premiums" or "premium payments." The amount we require as your first premium payment depends upon the specifics of your policy and the insured persons. Except as noted in the "Detailed Information" section of this prospectus, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

In your application for the policy, you will tell us how much life insurance coverage you want on the lives of the insured persons. This is called the "Total Face Amount." Total Face Amount is comprised of the Base Face Amount and any Supplemental Face Amount you elect based on your individual needs and objectives. Some of these considerations are discussed under "Base Face Amount vs. Supplemental Face Amount" in this prospectus. However, you should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. You should also consider that the amount of compensation paid to the selling broker-dealer will generally be less if you elect greater portions of Supplemental Face Amount coverage.

If the life insurance protection described in this prospectus is provided under a master group policy, the term "policy" as used in this prospectus refers to the certificate we issue and not to the master group policy.

Summary of policy benefits

Death benefit

When the last surviving insured person dies, we will pay the death benefit minus any policy debt and unpaid fees and charges. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

- Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, or (2) the minimum death benefit (as described under "The minimum death benefit" provision in the "Detailed Information" section of this prospectus).

- Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, *plus the policy value on the date of death* of the last surviving insured person, or (2) the minimum death benefit.

Surrender of the policy

You may surrender the policy in full while the last surviving insured person is alive. If you do, we will pay you the policy value less any outstanding policy debt and less any applicable surrender charge (see "Surrenders"). This is called your "net cash surrender value." You must return your policy when you request a surrender.

Withdrawals

After the first policy year, you may make a withdrawal of part of your net cash surrender value. Generally, each withdrawal must be at least $500. Your policy value is automatically reduced by the amount of the withdrawal. A withdrawal may also reduce the Total Face Amount (see "Surrender and withdrawals — Withdrawals"). We reserve the right to refuse any withdrawal that would cause the policy's Base Face Amount to fall below $250,000.

Policy loans

If your policy is in force and has sufficient policy value, you may borrow from it at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula as described in your policy. Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the last surviving insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value. Some riders may not be available in combination with other riders or benefits (see "Other policy benefits, rights and limitations — Optional supplementary benefit riders you can add").

Tax benefits

You can transfer Policy Value money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio of the variable investment accounts are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. If and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the investment performance of your policy (see "Tax considerations").

Summary of policy risks

Lapse risk

If the net cash surrender value is insufficient to pay the charges when due and the No-Lapse Guarantee is not in effect, your policy can terminate (i.e. "lapse"). For example, this can happen because you haven't paid enough premium, because the investment performance of the variable investment accounts you've chosen has been poor, because the performance of the S&P 500 has been poor, or because of a combination of all factors. Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse. You will be given a "grace period" within which to make additional premium payments to keep the policy in force. If lapse occurs, you may be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions (see "Lapse and reinstatement").

There is no guarantee that your policy will not lapse even if you pay your planned premium.

Investment risk

Variable investment accounts

The policy offers a number of variable investment accounts, as listed on page 1 of this prospectus. The investment performance of any variable investment account may be good or bad. Your policy value will increase or decrease based on the investment performance of the variable investment accounts you've chosen. The variable investment accounts cover a broad spectrum of investment styles and strategies, some variable investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the prospectuses of the underlying portfolios. The Death Benefit may also increase or decrease with investment experience.

Risks associated with indexed accounts

Amounts allocated to the indexed accounts are designated to a segment of the indexed account on the "segment initiation date," which is generally the 15th of each month. A segment is twelve-months in duration ("segment term") and is eligible to receive interest credit ("index segment interest credit") on the "segment maturity date," which is the last day of the segment. You may participate in a segment by making an allocation to an indexed account prior to the "lock in date" for that segment, which is three business days prior to the segment initiation date. After the lock in date, however, you may not allocate additional amounts to that segment.

The index segment interest credit will vary based upon the performance of the S&P 500 (excluding dividends) subject to the application of the participation rate, the segment cap rate and the guaranteed segment floor rate ("indexed account parameters") (see "The indexed accounts"). The segment cap rate limits the rate that is used in calculating the index segment interest credit. The participation rate is a percentage of a positive index change that we use to calculate the index segment interest credit for a segment. If the S&P 500 on the segment maturity date has not increased in value from the segment initiation date by an amount beyond the guaranteed segment floor rate, which is 0.25%, we will credit interest at the guaranteed segment floor rate. You bear the risk that performance of the S&P 500 may result in index segment interest credits that are low enough to require you to increase your premium payments in order to keep your policy in force.

It is within our discretion to set the segment cap rate and participation rate for any new segment term, subject to their respective guaranteed rates (see "The indexed accounts"). Once a segment is designated, the segment cap rate and the participation rate are guaranteed for that segment term. If we reduce the segment cap rate or the participation rate for future segment terms, the amount of index segment interest credit which you may have otherwise received would be reduced and you may need to increase your premium payments in order to keep your policy in force. If the S&P 500 on the segment maturity date has increased from the segment initiation date by a percentage that exceeds the segment cap rate for the segment term, the indexed segment interest credit applied to the indexed account for that segment will be limited to the segment cap rate.

Withdrawals from an indexed account will reduce the amount of any index segment interest credit for any impacted segment (see "Withdrawals"), as we will not credit any interest on any amount that does not remain in the segment for its full term. If a policy terminates before a segment maturity date due to death of the last surviving insured person, surrender of the net cash surrender value or insufficient premium, no index segment interest credit will be applied for that segment. Amounts allocated to an indexed account are subject to a lock out period following a withdrawal (that is not a systematic withdrawal) from a segment. Transfers from an indexed account to another indexed account, a variable investment account or a fixed account can only be made on the segment maturity date (see "Limitations on transfers to and from an indexed account").

We may add additional indexed accounts from time to time, cease to offer any indexed account or close the indexed accounts to new allocations and transfers. We also reserve the right to substitute the S&P 500 for another external index; any substitution will apply to new segments only. If we substitute the S&P 500 with another external index, the indexed account will continue to offer the guaranteed indexed account parameters shown in the Policy Specifications. Any open segments in the indexed accounts will remain until they mature after which the segment proceeds will automatically be transferred to the fixed account, unless you request in writing that the segment proceeds be transferred to an available indexed account. The performance of the new index may differ from that of the S&P 500, which may affect the amount of the index segment interest credit. In the event that we decide to substitute the S&P 500 or we cease to offer an indexed account, we will notify you and any assignee of record in advance of the change at your last known addresses.

Allocating amounts to an indexed account is not an investment in the stock market or any securities index, including the S&P 500. As a result, you will have no ownership rights in the underlying stocks comprising the S&P 500, such as voting rights, dividend payments, or other distributions. Further, we are not affiliated with the S&P 500 or the underlying stocks comprising the S&P 500.

Transfer risk

There is a risk that you will not be able to transfer your policy value from one variable investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account are more restrictive than those that apply to transfers out of variable investment accounts. Transfers from an indexed account to any other account can only be made on a segment maturity date.

Early surrender risk

There are surrender charges assessed if you surrender your policy in the first ten policy years. Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Upon surrender, we will not apply index segment interest credits to any segments which have not reached their segment maturity date.

Market timing and disruptive trading risks

The policy is not designed for professional market timers or highly active traders, including persons or entities that engage in programmed, large or frequent transfers among the variable investment accounts, between the variable investment accounts, fixed account or indexed accounts. The policy is also not designed to accommodate trading that result in transfers that are large in relation to the total assets of the underlying portfolio.

To discourage market timing and disruptive trading activity, we impose restrictions (see "Market timing and disruptive trading practices") on transfers and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see "How you communicate with us").

While we seek to identify and prevent disruptive trading activity, it may not always be possible to do so. *Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive trading and avoiding harm to long term investors.*

Tax risks

Life insurance death benefits are ordinarily not subject to income tax. Other Federal and state taxes may apply as further discussed below. In general, you will be taxed on the amount of lifetime distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes. If you have elected the Healthy Engagement Rider, please see the section of the prospectus entitled "Tax considerations" for a description of certain tax risks associated with that rider.

In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the policy's death benefit. If the limit is violated, the policy will be treated as a "modified endowment contract," which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "tax-deferred inside build-up" that is a major benefit of life insurance.

There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made unless your policy is a "modified endowment contract," surrender or lapse of the policy with a loan outstanding would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and insured persons of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, *we recommend you consult with a qualified tax adviser* before buying the policy and before exercising certain rights under the policy.

FEE TABLES

This section contains tables that describe all of the fees and expenses that you will pay when buying, owning and surrendering the policy. In the first three tables, certain entries show the maximum charge, the minimum charge and the charge for the representative insured persons. Other entries show *only the maximum charge* we can assess. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

The first table below describes the fees and expenses that you will pay *at the time that you* pay a premium, surrender the policy, lapse the policy or transfer policy value between variable investment accounts. A portion of the premium charge is used to cover premium taxes. Premium taxes vary by jurisdiction and are subject to change. Currently, premium tax levels range from 0% to 3.5%.

Transaction Fees		
Charge	**When Charge is Deducted**	**Amount Deducted**
Premium charge	Upon payment of premium	7̶5% of each premium paid in years 1-10 2% of each premium paid in years 11 and thereafter
Surrender charge[1]	Upon surrender or policy lapse	
Maximum charge		$59.89 per $1,000 of Base Face Amount
Minimum charge		$13.3̶3̶32 per $1,000 of Base Face Amount
Charge for representative insured persons		$3̶3̶25.84 per $1,000 of Base Face Amount
Transfer fee[2]	Upon each transfer into or out of a variable investment account beyond an annual limit of not less than twelve	$25

(1) *A surrender charge is applicable for ten policy years from the Policy Date, and varies based upon the sex, issue age and duration, and underwriting risk classification of the insured persons. The surrender charge will reduce monthly over the surrender charge period as a percentage of the initial amount stated in the Policy Specifications. The charges shown in the table are the amounts applied in month one in the first year of the surrender charge period. The maximum charge shown is for two 90-year old male standard smoker underwriting risks. The minimum charge shown is for two 20 year old female standard non-smoker underwriting risks. The charge for the representative insured persons is for a 55 year old male standard nonsmoker underwriting risk and a 52-year old female standard non-smoker underwriting risk. For more information about the surrender charge, see "Deductions from policy value — Surrender charge." These charges may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.*

(2) *This charge is not currently imposed, but we reserve the right to do so in the policy.*

The next two tables describe the charges and expenses that you will pay *periodically during the time you own the policy*. These tables do *not* include fees and expenses paid at the portfolio level. The second table is devoted only to optional supplementary rider benefits. For more information about the cost of insurance rates and other charges talk to your John Hancock USA representative.

Periodic Charges Other Than Fund Operating Expenses		
Charge	**When Charge is Deducted**	**Amount Deducted**
Cost of insurance charge[1]	Monthly	
Maximum charge		$83.33 per $1,000 of NAR
Minimum charge		$0.01 per $1,000 of NAR
Charge for representative insured persons		$0.~~16~~01 per $1,000 of NAR
Base Face Amount charge[2]	Monthly, for a maximum of 30 years	
Maximum charges		$~~6.87~~3.55 per $1,000 of Base Face Amount
Minimum charges		$0.02 per $1,000 of Base Face Amount
Charge for representative insured persons		$~~1.92~~0.26 per $1,000 of Base Face Amount
Supplemental Face Amount charge[3]	Monthly, for a maximum of 30 years	
Maximum charges		$~~6.32~~1.83 per $1,000 of Supplemental Face Amount
Minimum charges		$0.01 per $1,000 of Supplemental Face Amount
Charge for representative insured persons		$~~1.16~~0.06 per $1,000 of Supplemental Face Amount
Administrative charge	Monthly	$20.00
Asset-based risk charge[4]	Monthly	0.025% of policy value
Policy loan interest rate[5]	Accrues daily Payable annually	3.25%

(1) *The cost of insurance charge is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the age at issue, the length of time the policy has been in effect, the insurance risk characteristics and (generally) the gender of the insured persons. The maximum rate shown is the rate in the fourteenth policy year for two 90 year old male substandard smoker underwriting risks. The minimum rate shown is the rate in the first policy year for two 20 year old female standard non-smoker underwriting risks. The representative insured persons rate shown is for a 55 year old male standard non-smoker underwriting risk and a 52 year old female standard non-smoker underwriting risks. These charges may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.*

▪ (2) *This charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, age, and risk classification at issue of the insured persons. The maximum rate shown is the rate in the first policy year for two 90-year old male ~~standard~~substandard smoker underwriting risks. The minimum rate shown is the rate in the first policy year for ~~two~~a 20-year old female ~~standard~~super-preferred non-smoker underwriting ~~risks~~risk and a 20-year old female preferred non-smoker underwriting risk. The representative insured persons rate shown is the rate for a 55-year old male standard non-smoker underwriting risk and a 52- year old female standard non-smoker underwriting risk. These charges may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.*

(3) *This charge is determined by multiplying the greater of the Supplemental Face Amount at issue and the Supplemental Face Amount on the processing date by the applicable rate. The rates vary by the sex, age, and risk classification at issue of the insured persons. The maximum rate shown is the rate in the first policy year for two 90-year old male ~~standard~~substandard smoker underwriting risks. The minimum rate shown is the rate in the first policy year for ~~two 20~~a 41-year old female standard plus non-smoker underwriting ~~risks~~risk and a 53-year old female super-preferred non-smoker underwriting risk. The representative insured persons rate shown is the rate for a 55-year old male standard non-smoker underwriting risk and a 52-year old female standard non-smoker underwriting risk. These charges may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.*

(4) *This charge is not currently imposed, but we reserve the right do so in the policy. This charge only applies to that portion of policy value held in the variable investment accounts. The charge determined does not apply to any fixed account or indexed account.*

(5) *The maximum effective annual interest rate we can charge for the loan account is 3.25% for policy years 1-10 and 2.25% for policy years 11 and thereafter. The minimum interest that the loan account will earn is equal to the difference between the maximum annual interest rate we charge for the loan minus the Maximum Loan Interest Credited Differential. The Maximum Loan Interest Credited*

Differential is the difference between the annual interest rate we charge for the loan minus the interest rate we credit for the loan, however, it will never be greater than 2%. For example, if the annual interest rate we charge for a loan is 3%, we cannot credit interest at a rate less than 1% because the difference between the interest rate charged for the loan and the interest rate credited to the loan cannot be more than the Maximum Loan Interest Credited Differential, which is 2%. Policy value in the variable investment accounts, fixed account, and holding segments for the indexed accounts used as collateral for a loan are transferred to the loan account and credited and charged interest as explained above (see "Policy loans"). Policy value in the indexed accounts used as collateral for a loan is not transferred to the loan account and instead is credited interest in the manner described in "The indexed accounts" section, which is different from interest credited to the loan account (see "Policy loans"). Policy value in the indexed accounts used as collateral for a loan is charged interest at the rate described above.

Rider Charges		
Charge	**When Charge is Deducted**	**Amount Deducted**
Healthy Engagement Rider	Monthly	$2
Return of Premium Death Benefit Rider[1]	Monthly	
Maximum charge		$83.33 per $1,000 of NAR
Minimum charge		$0.01 per $1,000 of NAR
Charge for representative insured persons		$0.~~16~~01 per $1,000 of NAR
Cash Value Enhancement Rider	Upon policy issue	$500.00
Overloan Protection Rider[2]	At exercise of benefit	
Maximum charge		8.00%
Minimum charge		0.04%
Policy Split Option Rider	Monthly	$0.06 per $1,000 of Total Face Amount

(1) *The Return of Premium Death Benefit Rider charge is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the age at issue, the length of time the policy has been in effect, the insurance risk characteristics and (generally) the sex of the insured persons. The maximum rate shown is the rate in the fourteenth policy year for two 90 year old male substandard smoker underwriting risks. The minimum rate shown is the rate in the first policy year for two 20 year old female standard non-smoker underwriting risks. The representative insured persons rate shown is for a 55 year old male standard non-smoker underwriting risk and a 52 year old female standard non-smoker underwriting risk. These charges may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.*

(2) *The charge for this rider is determined as a percentage of unloaned account value. The rates vary by the attained age of the younger insured person at the time of exercise. The maximum rate shown is for the younger insured person who has reached attained age 75. The minimum rate shown is for the younger insured person who has reached attained age 120. These charges may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.*

The next table describes the minimum and maximum portfolio level fees and expenses, as of December 31, 2019, charged by any of the portfolios underlying a variable investment account offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets. For more information, please refer to the prospectus for the portfolio.

Total Annual Portfolio Operating Expenses	Minimum	Maximum
Range of expenses, including management fees, distribution and/or service (12b-1) fees, and other expenses[1]	~~%~~0.41%	~~%~~2.02%

[1] *Certain of the portfolios' advisers or subadvisers have contractually agreed to reimburse or waive certain portfolio level expenses. The minimum and maximum expenses shown do not reflect these contractual expense reimbursements or waivers. If such reimbursements or waivers were reflected, the minimum and maximum expenses would be ~~%~~0.25% and ~~%,~~1.87%, respectively.*

DETAILED INFORMATION

This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Table of Variable Investment Accounts and Investment Subadvisers

When you select a Separate Account variable investment account, we invest your money in shares of a corresponding portfolio of the John Hancock Variable Insurance Trust (the "Trust" or "JHVIT") or the PIMCO Variable Insurance Trust (the "PIMCO Trust" with respect to the PIMCO VIT All Asset portfolio) and hold the shares in a subaccount of the Separate Account. Fees and expenses of the portfolios are not fixed or specified under the terms of the policies and may vary from year to year. These fees and expenses differ for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account variable investment options you select. For more information, please refer to the prospectus for the portfolio.

The JHVIT and the PIMCO Trust are so-called "series" type mutual funds and each is registered under the Investment Company Act of 1940 ("1940 Act") as an open-end management investment company. John Hancock ~~Investment Management Services,~~Variable Trust Advisers LLC ("~~JHIMS~~JHVTA") provides investment advisory services to the Trust and receives investment management fees for doing so. ~~JHIMS~~JHVTA pays a portion of its investment management fees to other firms that manage the Trust's portfolios. We are affiliated with ~~JHIMS~~JHVTA and may indirectly benefit from any investment management fees ~~JHIMS~~JHVTA retains. The PIMCO VIT All Asset portfolio of the PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC ("PIMCO") and pays investment management fees to PIMCO.

Each of the American Asset Allocation, American Global Growth, American Growth, American Growth-Income, and American International portfolios invests in Series 1 shares of the corresponding investment portfolio of the Trust. The American Asset Allocation, American Global Growth, American Growth, American Growth-Income and, American International portfolios ("American Portfolios") operate as "feeder funds," which means that the portfolios do not buy investment securities directly. Instead, they invest in a "master fund" which in turn purchases investment securities. Each of the American feeder fund portfolios has the same investment objective and limitations as its master fund. The prospectus for the American Fund master fund is included with the prospectuses for the underlying funds. We pay American Funds Distributors, Inc., the principal underwriter for the American Funds Insurance Series, a percentage of some or all of the amounts allocated to the American Portfolios of the Trust for the marketing support services it provides.

The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. Compensation payments may be made by a portfolio's investment adviser or its affiliates. The compensation payments are based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees that are deducted from a portfolio's assets for the services we or our affiliates provide to that portfolio. These compensation payments do not, however, result in any charge to you in addition to what is shown in the prospectus for the portfolio.

The following table provides a general description of the portfolios that underlie the variable investment accounts we make available under the policy. You bear the investment risk of any portfolio you choose as a variable investment account for your policy. You can find a full description of each portfolio, including the investment objectives and strategies, policies, restrictions, and risks, in the prospectus for that portfolio. You should read the portfolio's prospectus carefully before investing in the corresponding variable investment account.

The variable investment accounts in the Separate Account are not publicly traded mutual funds. The variable investment accounts are only available to you as variable investment accounts in the policies, or in some cases through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the variable investment accounts also may be available through participation in certain qualified pension or retirement plans. The portfolios' investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the portfolios are not directly related to any publicly traded mutual fund. You should not compare the performance of any variable investment account described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the variable investment accounts of our Separate Account.

The portfolios available under the policies, the investment subadvisers (engaged by ~~JHIMS~~JHVTA or PIMCO) and the investment objective for each portfolio are described in the table below. For additional information regarding these portfolios' investment objectives and strategies, policies and restrictions of and the risks relating to investment in the portfolios, please refer to the prospectus for the portfolio.

Portfolio	Subadviser	Investment Objective
500 Index	~~John Hancock Asset~~Manulife Investment Management~~, a division of~~	To approximate the aggregate total return of a broad-based U.S. domestic equity market index.
Active Bond	~~John Hancock Asset~~Manulife Investment Management~~, a division of~~	To seek to provide income and capital appreciation.
American Asset Allocation	Capital Research and Management Company (Adviser to the American Funds Insurance Series)	To seek to provide high total return (including income and capital gains) consistent with preservation of capital over the long-term.
American Global Growth	Capital Research and Management Company (Adviser to the American Funds Insurance Series)	To seek to provide long-term growth of capital.
American Growth	Capital Research and Management Company (Adviser to the American Funds Insurance Series)	To seek to provide growth of capital.
American Growth–Income	Capital Research and Management Company (Adviser to the American Funds Insurance Series)	To seek to provide long term growth of capital and income.
American International	Capital Research and Management Company (Adviser to the American Funds Insurance Series)	To seek to provide long-term growth of capital.
Blue Chip Growth	T. Rowe Price Associates, Inc.	To seek to provide long-term growth of capital. Current income is a secondary objective.
Capital Appreciation	Jennison Associates LLC	To seek to provide long-term growth of capital.
Capital Appreciation Value	T. Rowe Price Associates, Inc.	To seek to provide long-term capital appreciation.
Core Bond	Wells Capital Management, Incorporated	To seek to provide total return consisting of income and capital appreciation.
Disciplined Value International	Boston Partners Global Investors, Inc.	To seek to provide long-term growth of capital.
Emerging Markets Value	Dimensional Fund Advisors LP	To seek to provide long-term capital appreciation.
Equity Income	T. Rowe Price Associates, Inc.	To seek to provide substantial dividend income and also long-term growth of capital.
Financial Industries	~~John Hancock Asset~~Manulife Investment Management~~, a division of~~	To seek to provide growth of capital.
Fundamental All Cap Core	~~John Hancock Asset~~Manulife Investment Management~~, a division of~~	To seek to provide long-term growth of capital.
Fundamental Large Cap Value	~~John Hancock Asset~~Manulife Investment Management~~, a division of~~	To seek to provide long-term capital appreciation.
Global	~~Templeton Global Advisors Limited~~Manulife Investment	To seek to provide long-term capital appreciation.
~~Global Bond~~	~~Pacific Investment Management Company LLC~~	~~To seek to provide maximum total return, consistent with preservation of capital and prudent investment management.~~
Health Sciences	T. Rowe Price Associates, Inc.	To seek to provide long-term capital appreciation.
High Yield	Western Asset Management Company, LLC	To seek to provide an above-average total return over a market cycle of 3 to 5 years, consistent with reasonable risk.
International Equity Index	SSGA Funds Management, Inc.	To seek to track the performance of a broad-based equity index of foreign companies primarily in developed countries and, to a lesser extent, in emerging markets.
International Small Company	Dimensional Fund Advisors LP	To seek to provide long-term capital appreciation.
~~International Value~~	~~Templeton Investment Counsel, LLC~~	~~To seek to provide long-term growth of capital.~~

~~Portfolio~~	~~Subadviser~~	~~Investment Objective~~
Investment Quality Bond	Wellington Management Company LLP	To seek to provide a high level of current income consistent with the maintenance of principal and liquidity.
Lifestyle Balanced	~~John Hancock Asset~~Manulife Investment Management~~, a division of~~	To seek to provide a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.
Lifestyle Conservative	~~John Hancock Asset~~Manulife Investment Management~~, a division of~~	To seek to provide a high level of current income with some consideration given to growth of capital.
~~**Lifestyle Growth**~~	~~John Hancock Asset Management, a division of Manulife Asset Management (US) LLC; and John Hancock Asset Management, a division of Manulife Asset Management (North America) Limited~~	~~To seek to provide long-term growth of capital. Current income is also a consideration.~~
~~**Lifestyle Moderate**~~	~~John Hancock Asset Management, a division of Manulife Asset Management (US) LLC; and John Hancock Asset Management, a division of Manulife Asset Management (North America) Limited~~	~~To seek to provide a balance between a high level of current income and growth of capital, with a greater emphasis on income.~~
~~**Managed Volatility Aggressive**~~	~~John Hancock Asset Management, a division of Manulife Asset Management (US) LLC; and John Hancock Asset Management, a division of Manulife Asset Management (North America) Limited~~	~~To seek to provide long-term growth of capital while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.~~
~~**Managed Volatility Balanced**~~	~~John Hancock Asset Management, a division of Manulife Asset Management (US) LLC; and John Hancock Asset Management, a division of Manulife Asset Management (North America) Limited~~	~~To seek to provide growth of capital and current income while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.~~
~~**Managed Volatility Conservative**~~	~~John Hancock Asset Management, a division of Manulife Asset Management (US) LLC; and John Hancock Asset Management, a division of Manulife Asset Management (North America) Limited~~	~~To seek to provide current income and growth of capital while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.~~
~~**Managed Volatility Growth**~~	~~John Hancock Asset Management, a division of Manulife Asset Management (US) LLC; and John Hancock Asset Management, a division of Manulife Asset Management (North America) Limited~~	~~To seek to provide long-term growth of capital while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.~~
~~**Managed Volatility Moderate**~~	~~John Hancock Asset Management, a division of Manulife Asset Management (US) LLC; and John Hancock Asset Management, a division of Manulife Asset Management (North America) Limited~~	~~To seek to provide current income and growth of capital while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.~~

Portfolio	Subadviser	Investment Objective
Lifestyle Growth	Manulife Investment Management (US) LLC	To seek to provide long-term growth of capital. Current income is also a consideration.
Lifestyle Moderate	Manulife Investment Management (US) LLC	To seek to provide a balance between a high level of current income and growth of capital, with a greater emphasis on income.
Managed Volatility Aggressive	Manulife Investment Management (US) LLC	To seek to provide long-term growth of capital while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.
Managed Volatility Balanced	Manulife Investment Management (US) LLC	To seek to provide growth of capital and current income while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.
Managed Volatility Conservative	Manulife Investment Management (US) LLC	To seek to provide current income and growth of capital while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.
Managed Volatility Growth	Manulife Investment Management (US) LLC	To seek to provide long-term growth of capital while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.
Managed Volatility Moderate	Manulife Investment Management (US) LLC	To seek to provide current income and growth of capital while seeking to both manage the volatility of return and limit the magnitude of portfolio losses.
Mid Cap Index	Manulife Investment Management (North America) Limited	To seek to approximate the aggregate total return of a medium-capitalization U.S. domestic equity market index.
Mid Cap Stock	Wellington Management Company LLP	To seek to provide long-term growth of capital.

Portfolio	Subadviser	Investment Objective
Mid Cap Index	John Hancock Asset Management, a division of Manulife Asset Management (North America) Limited	To seek to approximate the aggregate total return of a medium-capitalization U.S. domestic equity market index.
Mid Cap Stock	Wellington Management Company, LLP	To seek to provide long-term growth of capital.
Mid Value	T. Rowe Price Associates, Inc.	To seek to provide long-term capital appreciation.
Money Market	John Hancock AssetManulife Investment Management, a division of Manulife Asset	To seek to obtain maximum current income consistent with preservation of principal and liquidity. Certain market conditions may cause the return of the portfolio to become low or possibly negative.
Opportunistic Fixed Income	Wellington Management Company LLP	To seek to provide maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT All Asset (a series of PIMCO Variable Insurance Trust) (only Class M is available)	Pacific Investment Management Company LLC	To seek to provide maximum real return, consistent with preservation of real capital and prudent investment management.
Real Estate Securities	DeutscheDWS Investment Management Americas, Inc.	To seek to provide a combination of long-term capital appreciation and current income.
Science & Technology	Allianz Global Investors U.S. LLC; and T. Rowe Price Associates, Inc.	To seek to provide long-term growth of capital. Current income is incidental to the portfolio's objective.
Select Bond	John Hancock AssetManulife Investment Management, a division of	To seek to provide income and capital appreciation.
Short Term Government Income	John Hancock AssetManulife Investment Management, a division of Manulife Asset	To seek to provide a high level of current income consistent with preservation of capital. Maintaining a stable share price is a secondary goal.
Small Cap Index	John Hancock AssetManulife Investment Management, a division of	To seek to approximate the aggregate total return of a small-capitalization U.S. domestic equity market index.
Small Cap Opportunities	Dimensional Fund Advisors LP; and GW&K Investment Management, LLC	To seek to provide long-term capital appreciation.
Small Cap Stock	Wellington Management Company LLP	To seek to provide long-term capital appreciation.
Small Cap Value	Wellington Management Company LLP	To seek to provide long-term capital appreciation.
Small Company Value	T. Rowe Price Associates, Inc.	To seek to provide long-term growth of capital.
Strategic Income Opportunities	John Hancock AssetManulife Investment Management, a division of	To seek to provide a high level of current income.
Total Bond Market	John Hancock AssetManulife Investment Management, a division of	To seek to track the performance of the Bloomberg Barclays U.S. Aggregate Bond Index.*
Total Stock Market Index	John Hancock AssetManulife Investment Management, a division of	To seek to approximate the aggregate total return of a broad U.S. domestic equity market index.
Ultra Short Term Bond	John Hancock Asset Management, a division of Manulife Asset Management (US) LLC	To seek to provide a high level of current income consistent with the maintenance of liquidity and the preservation of capital.

Portfolio	Subadviser	Investment Objective
Ultra Short Term Bond	Manulife Investment Management (US) LLC	To seek to provide a high level of current income consistent with the maintenance of liquidity and the preservation of capital.

* *The Barclays U.S. Aggregate Bond Index represents the U.S. investment grade bond market.*

<u>Substitutions</u>

If the shares of a portfolio are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by the 1940 Act).

Valuation

We will purchase and redeem series fund shares for the Separate Account at their net asset value without any sales or redemption charges. Shares of a series fund represent an interest in one of the funds of the series fund which corresponds to a subaccount of the Separate Account. Any dividend or capital gains distributions received by the Separate Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

On each business day, shares of each series fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each series ~~fund's~~fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange ("NYSE") is open for trading. We normally compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern time). In case of emergency or other disruption resulting in the NYSE closing at a time other than the regularly scheduled close, the close of our business day may be the regularly scheduled close of the NYSE or another time permitted by the Securities and Exchange Commission and applicable regulations.

Voting interest

We will vote shares of the portfolios held in the Separate Account at the shareholder meetings according to voting instructions timely received from persons having the voting interest under the policies. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest under the policy together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold in the Separate Account for policy owners in proportion to the instructions timely received by us from policy owners from all our Separate Accounts that are registered with the SEC under the 1940 Act. We will vote all portfolio shares that we otherwise are entitled to vote (including our own shares) on any matter in proportion to the instructions timely received by us and any affiliated insurance companies with respect to the matter from policy owners in Separate Accounts of these insurance companies that are registered with the SEC under the 1940 Act. The effect of this proportional voting is that a small number of policy owners can determine the outcome of a vote.

We determine the number of a series fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's variable investment account value held in the subaccount by the net asset value of one share in the series fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a series fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a series fund, ratification of the selection of independent auditors, approval of series fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions. However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

The voting privileges described above reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock USA to be associated with the class of policies to which your policy belongs from the Separate Account to another separate account or subaccount, (2) to deregister the Separate Account under the 1940 Act, (3) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (4) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. Any such change will be made only if, in our judgment, the change would best

serve the interests of owners of policies in your policy class or would be appropriate in carrying out the purposes of such policies. We would notify owners of any of the foregoing changes and to the extent legally required, obtain approval of affected owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Description of John Hancock (USA)

We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of John Hancock USA and its subsidiaries. However, neither John Hancock USA nor any of its affiliated companies guarantees the investment performance of the Separate Account. Our executive office is located at 200 Berkeley St., Boston, MA 02116.

We are ranked and rated by independent financial rating services, which may include Moody's, Standard & Poor's, Fitch and A.M. Best. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the company, but they do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account A

The variable investment accounts shown on page 1 are in fact subaccounts of the John Hancock Life Insurance Company (U.S.A.) Separate Account A, a separate account operated by us under Michigan law. The Separate Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Separate Account or of us.

The Separate Account's assets are our property. Each policy provides that amounts we hold in the Separate Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock USA other than those arising out of policies that use the Separate Account. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of John Hancock USA's other assets. John Hancock USA is obligated to pay all amounts promised to policy owners under the policies.

New variable investment accounts may be added and made available to policy owners from time to time. Existing variable investment accounts may be modified or deleted at any time.

The general account

The fixed account and the indexed accounts are part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and any other separate accounts which we have established and may establish. Any interest credited to a policy owner from an investment in a fixed account or any indexed account will be paid from the Company's general account and will be subject to the Company's financial strength and claims paying ability. Any guaranteed benefits we may provide under the policy that exceed the value of amounts held in the separate account are subject to the Company's claims-paying ability.

Subject to applicable law, John Hancock USA has sole discretion over the investment of the assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. John Hancock USA bears full investment risk for all amounts allocated to the fixed account. For the indexed accounts, John Hancock USA bears the investment risk of guaranteeing the minimum participation rate, the minimum cap rate, and segment floor rate (see "The indexed accounts").

Because of exemptive and exclusionary provisions, interests in our fixed account and indexed accounts have not been and will not be registered under the Securities Act of 1933 ("1933 Act") and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts. Disclosure regarding fixed accounts and indexed accounts, however, is subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The fixed account

We guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer only one fixed account — the standard fixed account. The effective annual rate we declare for the fixed account will never be less than 2%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so. Any interest we credit in excess of the guaranteed interest crediting rate will be based on our sole discretion. Additionally, interest credited on a non-guaranteed basis varies over time, is rarely the same year-over-year, and may be equal to the guaranteed minimum for extended periods of time.

The indexed accounts

We have not registered the indexed accounts with the Securities and Exchange Commission ("SEC"). Disclosures regarding the indexed accounts, however, are subject generally to applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

John Hancock USA believes that with respect to the indexed accounts, the Policy is in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Since the indexed accounts are part of John Hancock USA's general account and, as a result, their values do not vary according to the performance of a separate account, the indexed accounts qualify for an exemption from registration under the federal securities law. In addition, the products in which the indexed accounts are offered satisfy standard non-forfeiture laws. Accordingly, John Hancock USA has a reasonable basis for concluding that the indexed accounts provide sufficient guarantees of principal and interest through John Hancock USA's general account to qualify under Section 3(a)(8).

You can elect to allocate net premium or transfer policy value to the following two indexed accounts: Base Capped Indexed Account and Base High Par Capped Indexed Account. Amounts that you allocate to the indexed accounts are initially held in a portion of an indexed account you elected (the "holding segment") until the amounts are designated to the segment of the indexed account on the segment initiation date, which is generally the 15th of each month. Amounts allocated to a holding segment receive interest in the same manner and at the same rate as amounts in the fixed account (see "The fixed account"). A segment is 12-months in duration (the "segment term") and is eligible to receive interest ("indexed segment interest credit") on the last day of the segment term, which is known as the "segment maturity date."

You may start a new segment at any time your policy is in force by making a new allocation to an indexed account prior to the "lock in date." The lock in date is the 3rd business day prior to the segment initiation date. Any amounts received after the lock in date will be included in a holding segment for a new segment on the next following segment initiation date. You can have up to 12 segments of the same indexed account at any given time while your policy is in force. You may cancel your allocation to an indexed account by submitting a written request to us no later than the end of the business day on the lock in date. A cancellation will result in a reallocation of amounts from the holding segment to the fixed account.

Index segment interest credit

For either indexed account you elect, we calculate and apply an index segment interest credit to the segment proceeds on the segment maturity date using a formula described below:

- Each indexed account tracks and measures the performance of the S&P 500 based on two single points in time, the segment initiation date and the segment maturity date (the "index change"). The value of the S&P 500 at any point between these dates does not impact the calculation of the index segment interest credit. This means if the value of the S&P 500 on the segment initiation date and the segment maturity date is the same (i.e., 2500) but the value of the S&P 500 is higher on all the other days of the segment (i.e., 3000), the index change used to calculate the index segment interest credit for that segment will only be based on the segment initiation date and the segment maturity date. The index change will not take into account the days where the value of the S&P 500 was 3000, which means that it is possible that the index change used to calculate index segment interest credit may be limited to the segment floor rate of 0.25%. (While the indexed accounts refer to the S&P 500, neither the policy nor the indexed accounts directly participate in any stock or equity investments.) At the end of the segment term, we apply an index segment interest credit based on the index change and the application of the indexed account parameters identified below. The rate we

use to calculate the index segment interest credit will never be less than the guaranteed segment floor rate of 0.25%, which is described below.

- The indexed account parameters of each indexed account will include a guaranteed *segment floor rate, a segment cap rate, and a participation rate*. The current participation rate and current segment cap rate for new segments will be declared at the time a segment is created and guaranteed for the segment term, but they will never be less than the guaranteed minimum participation rate and guaranteed minimum segment cap rate that are in the Policy Specifications for each indexed account. To understand current segment cap rates and current participation rates available to you at the time of issue, you should request an illustration of the indexed accounts at the time of sale or contact a John Hancock USA representative. We will notify you in writing if we change current segment cap rates or current participation rates applicable to subsequent segments.

The guaranteed segment floor rate is the minimum rate used in calculating the index segment interest credit that will be declared for a segment term. The guaranteed segment floor rate is 0.25% for each indexed account.

The participation rate is a percentage of a positive index change, that we use to calculate the index segment interest credit for a segment. The guaranteed minimum participation rate for the Base Capped Indexed Account and the Base High Par Capped Indexed Account are 100% and 140%, respectively.

The segment cap rate limits the rate that is used in calculating the index segment interest credit. If the positive index change multiplied by the participation rate results in a rate that is higher than the segment cap rate, we will use the segment cap rate to determine the index segment interest credit. If the positive index change multiplied by the participation rate is less than the segment cap rate but greater than the segment floor rate, we would use the index change multiplied by the participation rate to determine the index segment interest credit. The segment minimum cap rate for the Base Capped Indexed Account and the Base High Par Capped Indexed Account is 3.00% and 2.50%, respectively.

Below are hypothetical examples that demonstrate how the indexed account parameters for the Base Capped Indexed Account can limit or enhance the index change.

1. Hypothetical example where index change is less than the guaranteed segment floor rate.

Assume amounts have been allocated to a segment of the Base Capped Indexed Account, the participation rate is 100%, the segment cap rate is 7% and the guaranteed segment floor rate is 0.25%:

(a) First, we determine the index change. We subtract the value of the S&P 500 on the segment maturity date from the value of the S&P 500 on the segment initiation date and then divide that value by the value of the S&P 500 on the segment initiation date *([2,660 -2,800]/2800= -5%)*. The index change in this hypothetical example is -5%.

(b) Next, we multiply the index change determined in (a) by the participation rate (-5% x 100% = -5%). The resulting rate is -5%.

(c) Then, we determine if the resulting rate in (b) (i.e., -5%) needs to be adjusted by the segment cap rate or the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot exceed the segment cap rate but it also cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate in (b) (-5%) is less than the guaranteed segment floor rate (i.e., 0.25%), we will use the segment floor rate to calculate the index segment interest credit.

This example demonstrates that the rate used to calculate the index segment interest credit will not be less than the guaranteed segment floor rate of 0.25%. Using a rate that is equal to the guaranteed segment floor rate to calculate interest over a period of time may not be sufficient to pay the policy's monthly deductions and you may need to pay additional premium to keep your policy in force.

2. Hypothetical example where the index change is less the segment cap rate but greater than guaranteed segment floor rate.

Assume amounts have been allocated to a segment of the Base Capped Indexed Account, the participation rate is 100%, the segment cap rate is 7% and the guaranteed segment floor Rate is 0.25%, we take the following steps:

(a) First, we determine the index change. We subtract the value of the S&P 500 on the segment maturity date from the value of the S&P 500 on the segment initiation date and then divide that value by the value of the S&P 500 on the segment initiation date ([2,884 – 2,800]/2,800 = 3%). The index change in this hypothetical example is 3%.

(b)   Next, we multiply the index change determined in (a) by the participation rate (3% x 100% = 3%). The resulting rate is 3%.

(c)   Then, we determine if the resulting rate in (b) (i.e., 3%) needs to be adjusted by the segment cap rate or the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot exceed the segment cap rate but it also cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate in (b) (i.e., 3%) is greater than the guaranteed segment floor rate (i.e., 0.25%) and less than the segment cap rate (i.e., 7%), we will use the entire 3% to calculate the index segment interest credit.

This example demonstrates that when the index return is between the segment floor rate and segment cap rate, the entire index return will be used in calculating the index segment interest credit.

3. Hypothetical example where the index change exceeds the segment cap rate.

Assume amounts have been allocated to a segment of the Base Capped Indexed Account, the participation rate is 100%, the segment cap rate is 7% and the guaranteed segment floor Rate is 0.25%, we take the following steps:

(a)   First, we determine the index change. We subtract the value of the S&P 500 on the segment maturity date from the value of the S&P 500 on the segment initiation date and then divide that value by the value of the S&P 500 on the segment initiation date *[3,024-2,800] / 2,800 = 8%)*. The index change in this hypothetical example is 8%.

(b) Next, we multiply the index change determined in (a) by the participation rate (8% x 100% = 8%). The resulting rate is 8%.

(c) Then we determine if the resulting rate in (b) (i.e., 8%) needs to be adjusted by the segment cap rate or the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot exceed the segment cap rate but it also cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate calculated in (b) (i.e., 8%) is greater than the segment cap rate (i.e., 7%), we will use the segment cap rate to calculate the index segment interest credit.

This example demonstrates how the 7% segment cap rate can have the effect of limiting the extent to which the index change (i.e.,8%) can be used in calculating the index segment interest credit (i.e., we applied the segment cap rate instead of the index change in this example).

Below are hypothetical examples that demonstrate how the indexed account parameters for the Base High Par Capped Indexed Account can limit or enhance the index change.

1. Hypothetical example where index change is less than the guaranteed segment floor rate.

Assume amounts have been allocated to a segment of the Base High Par Capped Indexed Account, the participation rate is 160%, the segment cap rate is 5.5% and the guaranteed segment floor rate is 0.25%:

(a) First, we determine the index change. We subtract the value of the S&P 500 on the segment maturity date from the value of the S&P 500 on the segment initiation date and then divide that value by the value of the S&P 500 on the segment initiation date ([2,660 -2,800]/2800= -5%). The index change in this hypothetical example is -5%.

(b) Next, we multiply the index change determined in (a) by the participation rate (-5% x 160% = -8%). The resulting rate is -8%.

(c) Then, we determine if the resulting rate in (b) (i.e., -8%) needs to be adjusted by the segment cap rate or the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot exceed the segment cap rate but it also cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate in (b) (i.e., -8%) is less than the guaranteed segment floor rate (i.e., 0.25%), we will use the segment floor rate to calculate the index segment interest credit.

This example demonstrates that the rate used to calculate the index segment interest credit will not be less than the guaranteed segment floor rate of 0.25%. Using a rate that is equal to the guaranteed segment floor rate to calculate interest over a period of time may not be sufficient to pay the policy's monthly deductions and you may need to pay additional premium to keep your policy in force.

2. Hypothetical example where the index change is less the segment cap rate but greater than guaranteed segment floor rate.

Assume amounts have been allocated to a segment of the Base High Par Capped Indexed Account, the participation rate is 160%, the segment cap rate is 5.5% and the guaranteed segment floor Rate is 0.25%, we take the following steps:

(a) First, we determine the index change. We subtract the value of the S&P 500 on the segment maturity date from the value of the S&P 500 on the segment initiation date and then divide that value by the value of the S&P 500 on the segment initiation date ([2,884 – 2,800]/2,800 = 3%). The index change in this hypothetical example is 3%.

(b) Next, we multiply the index change determined in (a) by the participation rate (3% x 160% = 4.8%). The resulting rate is 4.8%.

(c) Then, we determine if the resulting rate in (b) (i.e., 4.8%) needs to be adjusted by the segment cap rate or the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot exceed the segment cap rate but it also cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate in (b) (i.e., 4.8%) is greater than the guaranteed segment floor rate (i.e., 0.25%) and less than the segment cap rate (i.e., 5.5%), we will be able to use the entire 4.8% to calculate the index segment interest credit.

This example demonstrates that when the index return is between the segment floor rate and segment cap rate, the entire index return will be used in calculating the index segment interest credit. The higher participation rate of 160% allows the resulting rate used in calculating the index segment interest credit to be greater than the index change. However, if the hypothetical index return was 3.5% or greater, the resulting rate in (b) used to calculate index segment interest credit would be limited by the segment cap rate (i.e., 5.5%), as is described in the next example.

3. Hypothetical example where the index change exceeds the segment cap rate.

Assume amounts have been allocated to a segment of the Base High Par Capped Indexed Account, the participation rate is 160%, the segment cap rate is 5.5% and the guaranteed segment floor Rate is 0.25%, we take the following steps:

(a) First, we determine the index change. We subtract the value of the S&P 500 on the segment maturity date from the value of the S&P 500 on the segment initiation date and then divide that value by the value of the S&P 500 on the segment initiation date ([3,024-2,800] / 2,800 = 8%). The index change in this hypothetical example is 8%.

(b) Next, we multiply the index change determined in (a) by the participation rate (8% x 160% = 12.8%). The resulting rate is 12.8%.

(c) Then we determine if the resulting rate in (b) (i.e., 12.8%) needs to be adjusted by the segment cap rate or the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot exceed the segment cap rate but it also cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate calculated in (b) (i.e., 12.8%) is greater than the segment cap rate (i.e., 5.5%), we will use the segment cap rate to calculate the index segment interest credit.

This example demonstrates how the 160% participation rate can increase the effect of a positive index change compared to an indexed account with a 100% participation rate, but the 5.5% segment cap rate will limit the extent to which the resulting rate (i.e.,12.8%) can be used in calculating that credit (i.e., we applied the segment cap rate instead of the resulting rate in this example).

Through the application of different indexed account parameters, each indexed account presents a different risk and return profile and a different range of potential outcomes. Your choice of allocation should take into account your financial objectives, time horizon and personal risk tolerance. You should discuss the indexed account parameters with your registered representative to ensure you understand how they may affect the index segment interest credit under each indexed account.

The following chart shows how the indexed accounts offered in this prospectus would perform in different **hypothetical** scenarios using a hypothetical index return and the assumed current indexed account parameters shown below:

If Hypothetical Index Return is:	Index Return After the Application of the Base Capped Indexed Account Parameters	Index Return After the Application of the Base High Par Capped Indexed Account Parameters	Account Performance
	100% Participation Rate 7% Segment Cap Rate 0.25% Segment Floor Rate	160% Participation Rate 5.5% Segment Cap Rate 0.25% Segment Floor Rate	
-5%	0.25%	0.25%	Same return
0%	0.25%	0.25%	Same return
3%	3%	4.8%	Base High Par Capped performs better
8%	7%	5.5%	Base Capped performs better

When the index change is less than segment cap rates but greater than the segment floor rate for the indexed accounts, the Base High Par Capped Indexed Account may earn more index segment interest credit when compared to the Base Capped Indexed Account, which has a lower participation rate. When the index change is higher than the segment cap rates for both indexed accounts, the Base High Par Capped Indexed Account may earn less interest segment interest credit when compared to the Base Capped Indexed Account, which has a higher segment cap rate.

Withdrawals or transfers

Withdrawals from an indexed account prior to the segment maturity date will reduce the amount of any index segment interest credit for that segment by proportionately reducing the balance used in calculating the index segment interest credit on the segment maturity date by the amount of the withdrawal multiplied by the remaining months in the segment. The following hypothetical example compares how index segment interest credit is calculated on the segment maturity date when a withdrawal is taken during a segment and when a withdrawal is not taken during a segment.

	Initial segment balance	Withdrawal taken in policy month 3	Balance used to calculate index segment interest credit	Hypothetical Rate used to calculate index segment interest credit	Index segment interest credit on segment maturity date
No withdrawal	$100,000	n/a	$100,000	3.0%	$100,000 x 3.0% = $3,000
$10,000 withdrawal	$100,000	$10,000	$100,000 - $10,000 x (9/12) = $92,500	3.0%	$92,500 x 3.0% = $2,775

Transfers from an indexed account to another indexed account, a variable investment account or a fixed account can only be made on the segment maturity date (see "Limitations on transfers to and from an indexed account").

If a policy terminates due to death of the last surviving insured person, surrender of the net cash surrender value or insufficient premium before a segment maturity date, no index segment interest credit will be applied to that segment. Amounts allocated to an indexed account are subject to a lock out period following a withdrawal from a segment (see "Withdrawals"). When you take a withdrawal (that is not a systematic withdrawal) from a segment of an indexed account prior to the segment maturity date, a "lock-out period" will be imposed upon the creation of new segments. The duration of the lock-out period is twelve consecutive months. During the lock-out period, any portion of policy value in a holding segment, as well as any additional amounts allocated or transferred to an indexed account, will not be designated to a new segment until the first segment initiation date following the lock-out period.

Segment proceeds

The segment proceeds equal the sum of the segment balance on a segment maturity date plus the indexed segment interest credit we apply to that segment. On the segment maturity date, segment proceeds are allocated according to the investment allocation instructions we have on file for you. Segment proceeds can be allocated to the fixed account, the variable investment accounts or the indexed accounts (see "Allocation of future premium payments and indexed account segment proceeds"). If no allocation instructions are given, segment proceeds are allocated to a new segment in the same indexed account.

Availability of the indexed accounts

We may add additional indexed accounts, cease to offer any indexed account or close the indexed accounts to new allocations and transfers. We also reserve the right to substitute the S&P 500 for another external index; any substitution will apply to new segments only. If we substitute the S&P 500 for another external index, the indexed accounts will continue to offer the guaranteed indexed account parameters shown in the Policy Specifications. Any open segments in the indexed accounts will remain until they mature after which the segment proceeds will automatically be transferred to the fixed account, unless you request in writing that the segment proceeds be transferred to an available indexed account. In the event that we decide to substitute the S&P 500 or we cease to offer an indexed account, we will notify you and any assignee of record in advance of the change at your last known addresses.

The death benefit

In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured ~~person~~persons. This is called the "Total Face Amount." Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 400% of the Base Face Amount at the Issue Date. Thereafter, scheduled and unscheduled increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under "Base Face Amount vs. Supplemental Face Amount" below.

When the last surviving insured person dies, we will pay the death benefit minus any outstanding policy debt and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are described below.

- Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, or (2) the minimum death benefit (as described below).

- Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, *plus the policy value on the date of death* of the last surviving insured person, or (2) the minimum death benefit.

For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the cost of insurance charges (based on the higher net amount at risk) will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

If either insured person commits suicide within certain time periods (generally within two years from the Issue Date of the policy), the amount payable will be equal to the premiums paid, less the amount of any policy debt on the date of death, and less any withdrawals.

Also, if an application misstated the age or sex of either insured person, we will adjust, if necessary, the Base Face Amount, any Supplemental Face Amount, and every other benefit to that which would have been purchased at the correct age or sex by the most recent cost of insurance charge.

Base Face Amount vs. Supplemental Face Amount

As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.

For the same amount of premiums paid, the amount of the Face Amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount may be subject to a shorter No-Lapse Guarantee Period (see "No-lapse guarantee").

If your priority is to reduce your Face Amount charges, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to take advantage of the No-Lapse Guarantee feature after the fifth policy year or to maximize the death benefit when the younger insured person reaches age 121, then you may wish to maximize the proportion

of the Base Face Amount. However, the No-Lapse Guarantee for the Base Face Amount under any policy that has elected an increasing Supplemental Face Amount or the Return of Premium Death Benefit Rider is limited to the first five policy years.

The minimum death benefit

In order for a policy to qualify as life insurance under federal tax law, there has to be a minimum amount of insurance in relation to policy value. The federal tax law test that will be applied to determine whether your policy qualifies for life insurance is the cash value accumulation test (see "Tax Considerations").

Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy. Factors applicable in the first policy year for certain combinations of an older male insured and a younger female insured for some ages are shown in the table below.

Issue Age	Factor
35/32	840.3%
45/42	573.3%
55/52	392.9%
65/62	272.5%
75/72	194.5%
85/82	146.1%

To the extent that the calculation of the minimum death benefit under the cash value accumulation test causes the death benefit to exceed our limits, we reserve the right to distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, should we consider accepting the additional amount of insurance, we may require additional evidence of insurability.

Requesting an increase in coverage

After the first policy year, you may make a written request for an unscheduled increase in Supplemental Face Amount. We must receive your written request within two months of your next policy anniversary. Generally, each such increase must be at least $50,000 and increases in any one policy year cannot exceed 25% of the Total Face Amount at issue. You will have to provide us with evidence that the insured persons qualify for the same risk classification that applied to them at issue. Generally, any increase will be effective on the next policy anniversary following the date we approve the request. Any unscheduled increase in Supplemental Face Amount after issue would first require that you terminate the Return of Premium Death Benefit and Four-Year Term Riders you may have elected at issue. The No-Lapse Guarantee Period for the Base Face Amount under any policy that has an unscheduled Supplemental Face Amount increase is limited to the first five policy years.

Requesting a decrease in coverage

After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:
- the remaining Base Face Amount will be at least $250,000,
- the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status,
- each decrease must be at least $50,000.

An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

Under our current administrative rules, we permit the death benefit option to be changed from Option 2 to Option 1 after the first policy year. If you request in writing, and we approve a change from Option 2 to Option 1, your Total Face Amount after the change will equal your Total Face Amount before the change plus the policy value as of the effective date of the change. If you change from Option 2 to Option 1, your death benefit will change from one that may increase over time due to the investment experience of the underlying variable investment accounts or the performance of the indexed accounts to one that is a level death benefit. Changing from Option 2 to Option 1 can also lower the monthly Cost of Insurance charge since this charge is lowered when the Net Amount At Risk is reduced; all other charges under the policy would remain the same.

Notwithstanding other policy limits, if the change from Option 2 to 1 yields a Total Face Amount that is larger than 400% of the Total Face Amount at issue, we will allow for the increase. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

Tax consequences of coverage changes

A change in the death benefit option or a reduction in Face Amount may change the policy's limits under Federal tax laws. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to refuse or limit (1) a change in the death benefit option or (2) a reduction in Face Amount. Please read "The minimum death benefit" for more information about these federal tax law tests and "Tax considerations" to learn about possible tax consequences of changing your insurance coverage under the policy.

Changing a payment option

You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums

Planned premiums

The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums — annually, semi-annually or quarterly. You may also choose to pay premiums by monthly electronic funds transfers. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only pay enough premium to keep the policy in force (see "Lapse and reinstatement").

Minimum initial premium

The Minimum Initial Premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the younger insured person's attained age 121, subject to the need to pay enough premium to keep the policy in force, and to the limitations on maximum premium amount described below.

Maximum premium payments

If our receipt of any premium payment would cause the policy to be treated as a Modified Endowment Contract ("MEC") under the federal tax laws, we will only process the payment on the first Business Day after we have received satisfactory written confirmation from you that you would like to proceed with the payment and have your policy classified as MEC. More discussion of these tax law requirements is provided under "Tax considerations."

Large premium payments may expose us to unanticipated investment risk. In addition, in order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment accounts, if we are unable to make an orderly investment of the additional premium into the variable investment accounts. Also, we may refuse to accept or limit an amount of premium or require additional underwriting, including, evidence of insurability, if any premium payment would result in the Minimum Death Benefit exceeding the Total Face Amount.

We will notify you in writing of our refusal to accept premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market investment account. After the Issue Date but prior to the Allocation Date, net premiums received are allocated to the Money Market variable investment account. The "Allocation Date" of the policy is the tenth day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the variable investment accounts, the indexed accounts or the fixed account in accordance with the policy owner's instructions. The "Net Premium" is the premium paid less the applicable premium charges we deduct from it.

Any Net Premium received on or after the Allocation Date will be allocated among variable investment accounts, the indexed accounts or the fixed account as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see "Procedures for issuance of a policy" for the definition of "Contract Completion Date").

Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. However, in states where permitted, the policy will have a No-Lapse Guarantee which would prevent the policy from lapsing during the guarantee period, provided certain criteria are satisfied.

Ways to pay premiums

If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock." We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock USA Service Office at the appropriate address shown on the back cover of this prospectus.

We will also accept premiums:

- by wire or by exchange from another insurance company, or
- via an electronic funds transfer program (any owner interested in making *monthly* premium payments must use this method).

Lapse and reinstatement

Lapse

Unless the No-Lapse Guarantee is in effect, a policy will go into default if at the beginning of any policy month the policy's net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under "Tax considerations." We will notify you of the default and will allow a 61-day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus an amount equal to three times the monthly deductions due on the date of default, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., "lapse") with no value.

No-lapse guarantee

In those states where it is permitted, as long as the cumulative premium test is satisfied during the No-Lapse Guarantee Period, as described below, and the policy value is greater than the policy debt, we will guarantee that the policy will not go into default, even if adverse investment experience or other factors should cause the policy's surrender value to fall to zero or below during such period.

The monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium. The No-Lapse Guarantee Premium is not a charge assessed against the policy value. It is an amount used in determining whether the cumulative premium test has been satisfied.

The No-Lapse Guarantee Premium is set at issue on the basis of the Base Face Amount and reflects the age, sex and risk class of the proposed insured as well as any additional rating. It is subject to change if (i) there is a decrease in the Face Amount of insurance or (ii) there is any change in the risk classification of the insured persons.

The No-Lapse Guarantee Period is set at issue and is stated in the policy. Generally, if the younger insured person's issue age is less than 70, the No-Lapse Guarantee Period for the Base Face Amount is the lesser of twenty years or when the younger insured reaches age 75. If the younger insured person's issue age is 70 or older, the No-Lapse Guarantee Period is five years. The No-Lapse Guarantee Period for the Base Face Amount under any policy that has elected an increasing Supplemental Face Amount or a Return of Premium Death Benefit Rider, however, is limited to the first five policy years.

While the No-Lapse Guarantee is in effect, we will determine at the beginning of the policy month that your policy would otherwise be in default whether the cumulative premium test, described below, has been met. If the test has not been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from terminating. This required payment, as described in the notification, will be equal to the lesser of:

(a) the greater of the outstanding premium requirement to satisfy the cumulative premium test at the date of default and the amount necessary to bring the policy value (net of any loans) to zero, plus the monthly No-Lapse Guarantee Premium due for the next three policy months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus an amount equal to three times the monthly deductions due on the date of default, plus the applicable premium charge.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the policy will terminate. If the No-Lapse Guarantee for the Supplemental Face Amount is no longer in effect, you make the required payment under (a) described above, and the payment under (a) is less than the payment calculated in (b) above, only the Base Face Amount will remain in effect, and any Supplemental Face Amount will terminate as of the end of the grace period. If you want to maintain both the Base Face Amount and the Supplemental Face Amount, you will need to make a payment that is at least equal to that described in (b) above.

Cumulative premium test

The cumulative premium test is satisfied if, as of the beginning of the policy month that your policy would otherwise be in default, the sum of all premiums paid to date less any withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the monthly No-Lapse Guarantee Premium due from the Policy Date to the date of the test.

Death during grace period

If the last surviving insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the death benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

(a) You must provide to us evidence of the insurability of the surviving insured ~~persons~~person, and of any insured persons covered under any supplementary benefit rider that you wish to reinstate, that is satisfactory to us; and

(b) You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force for at least the next three policy months.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

Generally, the suicide exclusion and incontestability provisions will apply from the effective date of reinstatement. A surrendered policy cannot be reinstated.

The policy value

From each premium payment you make, we deduct the applicable premium charges described under "Deduction from premium payments." We invest the rest (known as the "Net Premium") in the variable investment accounts, the indexed accounts or any fixed account you've elected. Special investment rules apply to premiums processed prior to the Allocation Date (see "Premiums — Processing premium payments").

Over time, the amount you've invested in any variable investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios' dividends and distributions in additional portfolio shares, except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under "Description of charges at the policy level." For certain policy years, we will apply a policy credit to your policy value (see "Policy credit").

We normally calculate the unit values for each variable investment account once every business day as of the close of ~~trading on the New York Stock Exchange~~that day, usually 4:00 p.m. Eastern time. Sales and redemptions within any variable investment account will be transacted using the unit value ~~next~~ calculated as follows after we receive your request either in writing or other form that we specify~~.~~: If we receive your request before the close of our business day, ~~we'll~~we'll use the unit value calculated as of the end of that business day. If we receive your request at or after the close of our business day, ~~we'll~~we'll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, ~~we'll~~we'll process it as of the end of the next business day.

The amount you've invested in the fixed account will earn interest at the rates we declare from time to time. For the fixed account, we guarantee that this rate will be at least 2%. If you want to know what the current declared rate is for the fixed account, just call or write to us. For any indexed account that you elect, an index segment interest credit will be calculated using a formula described in your policy that references the S&P 500 and indexed account parameters. There is no guarantee that index segment interest credit will be greater than 0.25% at the segment maturity date (see "The indexed account").

The asset-based risk charge only applies to that portion of the policy value held in the variable investment accounts. The charge determined does not apply to the fixed account or the indexed accounts. Otherwise, the policy level charges applicable to the fixed account and the indexed accounts are the same as those applicable to the variable investment accounts.

Policy credit

On the first day of each policy month, beginning in the Policy Credit Commencement Year and continuing for 20 years, we will calculate a "policy credit" to be applied to the variable investment accounts, the fixed account and indexed accounts in the same manner as we take monthly deductions from these accounts. Policy credits are not applied to amounts in the loan account. The policy credit equals the Policy Credit Rate times the lesser of the policy value or the Policy Credit Limit. The Policy Credit Limit is equal to the Total Face Amount at Issue plus any amount payable under a the Return of Premium Death Benefit Rider plus the policy value, minus the death benefit and any outstanding policy debt. The Policy Credit Commencement Year varies by issue age. The Policy Credit Rate and the Policy Credit Commencement Year are identified in the Policy Specifications.

Allocation of future premium payments and indexed account segment proceeds

At any time, you may change the variable investment accounts, the indexed accounts or any fixed account in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Indexed account segment proceeds are allocated to the fixed account, indexed accounts or variable investment accounts on the segment maturity date in accordance with your allocation instructions. Changes made to your allocation instructions received by us after the lock in date will only apply to the segment proceeds on the next segment maturity date.

You may cancel your allocation to an indexed account by submitting a written request to us no later than the end of the business day on the lock in date. The lock in date is the 3rd business day prior to the segment initiation date (see "The indexed accounts"). A cancellation will result in a reallocation of amounts from the holding segment to the fixed account.

Transfers of existing policy value

You may also transfer your existing policy value from one variable investment account, an indexed account or any fixed account to another, subject to the limitations discussed below. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any variable investment account in any policy year is $1,000,000.

Market timing and disruptive trading practices

Variable investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their variable investment accounts on a daily basis and allow transfers among variable investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment accounts or to make large transfers in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in any variable investment account can be harmed by large or frequent transfer activity. For example, such activity may expose the variable investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies. This could include causing the portfolio to maintain higher levels of cash than would otherwise be the case, or liquidating investments prematurely. Accordingly, frequent or large transfers may result in dilution with respect to interests held for long-term investment and adversely affect policy owners, beneficiaries and the underlying portfolios.

To discourage market timing and disruptive trading activity, we impose restrictions on transfers and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see "How you communicate with us"). We also reserve the right to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than twelve). No transfer fee will be imposed on any transfer from a variable investment account into any fixed account if the transfer occurs during the following periods:

- within 18 months after the policy's Issue Date, or
- within 60 days after the later of the effective date of a material change in the investment objectives of any variable investment account or the date you are notified of the change.

In addition to the actions described above, we also reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, (iii) restricting transfers into and out of certain variable investment accounts, (iv) restricting the method used to submit transfers, and (v) deferring a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

We may also impose additional administrative conditions upon, or prohibit a transfer request made by a third party giving instructions on behalf of multiple policies, whether owned by the same owner or different owners. If you engage a third party for asset allocation services, then you may be subject to these transfer restrictions because of the actions of that party in providing those services. We will notify the third party you have engaged if we exercise this right. While we seek to identify and prevent disruptive trading activity, it may not always be possible to do so. *Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive trading and avoiding harm to long-term investors.*

<u>Limitations on transfers to or from a variable investment account.</u> Our current practice is to restrict transfers into or out of variable investment accounts to two per calendar month (except with respect to those policies described in the following paragraphs). For purposes of this restriction, and in applying the limitation on the number of free transfers, any transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern time) to the close of that business day (usually 4:00 p.m. Eastern time) are considered one transfer. You may, however, transfer to the Money Market variable investment account even if the two transfers per month limit has been reached, but only if 100% of the account value in all variable investment accounts is transferred to the Money Market variable investment account. If such a transfer to the Money Market variable investment account is made, then for the 30 calendar day period after such transfer no transfers from the Money Market variable investment account to any other variable investment account, any indexed account or any fixed account may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the variable investment accounts in its policies within the following limits: (i) during the 10 calendar day period after any policy values are transferred from one variable investment account into a second variable investment account, the values can only be transferred out of the second variable investment account if they are transferred into the Money Market variable investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market variable investment account may not be transferred out of the Money Market variable investment account into any other variable investment account, indexed account, or any fixed account for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

Subject to our approval, we may offer policies purchased by a corporation or other entity that has purchased policies to match its liabilities under an employee benefit plan, as described above, the ability to electronically rebalance the variable investment accounts in its policies. Under these circumstances, in lieu of imposing any specific limit upon the number and timing of transfers, we will monitor aggregate trades among the subaccounts for frequency, pattern and size for potentially harmful investment practices. If we detect trading activity that we believe may be harmful to the overall operation of any variable investment account or underlying portfolio, we may impose conditions on policies employing electronic rebalancing to submit trades, including setting limits upon the number and timing of transfers, and revoking privileges to make trades by any means other than written communication submitted via U.S. mail. While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors. The restrictions described in these paragraphs will be applied uniformly to all policy holders subject to the restrictions.

Rule 22c-2 under the 1940 Act requires us to provide tax identification numbers and other policy owner transaction information to the Trust or to other investment companies in which the Separate Account invests, at their request. An investment company will use this information to identify any pattern or frequency of variable investment account transfers that may violate their frequent trading policy. An investment company may require us to impose trading restrictions in addition to those described above if violations of their frequent trading policy are discovered.

Limitations on transfers out of the fixed account. Transfers out of the fixed account option in any one policy year are limited to the greater of (i) the fixed account maximum transfer amount of $2,000, (ii) the fixed account maximum transfer percentage of 15% multiplied by the amount of the fixed account on the immediately preceding policy anniversary, or (iii) the amount transferred out of the fixed account during the previous policy year. Any transfer out of the fixed account may not involve a transfer to the Money Market variable investment account.

We reserve the right to impose a minimum amount limit on transfers out of any fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

We may waive the transfer restrictions on the fixed account. Please contact us or your John Hancock USA representative to find out if a waiver is currently in effect.

Limitations on transfers to and from an indexed account. You may transfer policy value from any indexed account to a variable investment account, a fixed account or another indexed account only on a segment maturity date. You may set up transfer instructions at the time you elect to invest in any indexed account and may change the instructions at any time subject to the lock in date.

Dollar cost averaging. We may offer policy owners a dollar cost averaging ("DCA") program. Under the DCA program, you will designate an amount that will be transferred monthly from one variable investment account into any other variable investment account, a fixed account, or a holding segment of an indexed account until the amounts are designated to a segment of the indexed account (see "The indexed accounts"). If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program. This program may be used in conjunction with the asset allocation balancer transfer program detailed below.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Asset allocation balancer transfers. Under the asset allocation balancer program you will designate an allocation of policy value among variable investment accounts. We will move amounts among the variable investment accounts at specified intervals you select - annually, semi-annually, quarterly or monthly. A change to your premium allocation instructions will

automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program. This program may be used in conjunction with the DCA program detailed above. However, this program only applies to policy value in the variable investment accounts.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt and surrender charge that then applies. This is called your "net cash surrender value." You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

After the first policy year, you may take a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. We will automatically reduce the policy value by the amount of the withdrawal. If you have a policy value allocated to the indexed accounts at the time of the withdrawal, each variable investment account and any fixed account will be reduced in the same proportion as the policy value that is then allocated among them. If insufficient value exists from the fixed account and variable investment accounts to cover the withdrawal, policy value will be deducted from the holding segment. If insufficient policy value exists in the holding segment, policy value will be deducted from indexed account segments on a pro-rata basis. We will not permit a withdrawal if it would cause your surrender value to fall below three months' worth of monthly deductions (see "Deductions from policy value"). We reserve the right to refuse any withdrawal that would cause the policy's Base Face Amount to fall below $250,000.

When you take a withdrawal (that is not a systematic withdrawal) from a segment of an indexed account prior to the segment maturity date, a "lock-out period" will be imposed upon the creation of new segments. The duration of the lock-out period is twelve consecutive months. During the lock-out period, any portion of policy value in a holding segment, as well as any additional amounts allocated or transferred to an indexed account, will not be designated to a new segment until the first segment initiation date following the lock-out period.

Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see "The death benefit"). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Generally, any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. We reserve the right to approve reductions in the Base Face Amount prior to eliminating the Supplemental Face Amount. You should consider a number of factors in determining whether to continue coverage in the form of Base Face Amount or Supplemental Face Amounts (see "Base Face Amount vs. Supplemental Face Amount"). A reduction in Base Face Amount or Supplemental Face Amount will result in a reduction of the charge associated with that component of the coverage. If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the withdrawal.

Policy loans

You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the net cash surrender value projected to the next policy anniversary, assuming interest earned at the guaranteed minimum fixed account rate and loan interest charged at the current effective annual rate.

The minimum amount of each loan is $500. Unless otherwise specified by you, the amount of the loan is deducted from the variable investment accounts and any fixed account in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. The maximum effective annual interest rate we can charge for the loan account is 3.25% for policy years 1-10 and 2.25% for policy years 11 and thereafter. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The minimum interest that the loan account will earn at any time is equal to the difference between the annual interest rate we charge for the loan minus the Maximum Loan Interest Credited Differential. The Maximum Loan Interest Credited Differential is the difference between

the annual interest rate we charge for the loan minus the interest rate we credit for the loan, however, it will never be greater than 2%. For example, if the annual interest rate we charge for a loan is 3%, we cannot credit interest at a rate less than 1% because the difference between the interest rate charged for the loan and the interest rate credited to the loan cannot be more than the Maximum Loan Interest Credited Differential, which is 2%.

If the policy value in the variable investment accounts and any fixed account is not sufficient to cover the amount of the loan, we will next transfer value from the holding segment to the loan account. Amounts transferred from the holding segment to the loan account are credited and charged interest in the same manner as described above. If there is insufficient value in the holding segment to complete the transfer, we will then use the policy value in any indexed account as collateral for the remaining amount. The policy value used as collateral for the loan in the indexed account will not be reduced as a result of the loan. This means an amount equal to the loan will not be transferred immediately from the indexed account to the loan account. Instead, the policy value will remain in the indexed account segment until the segment has matured, where those segments will earn index segment interest credit upon the segment maturity date rather than earning interest in the same manner as amounts transferred to the loan account, as described above. Upon segment maturity, policy value in the indexed account that is collateral for a loan will be transferred to the loan account. The maximum effective annual interest rate we can charge for the policy value in the indexed account that is collateral for a loan is 3.25% for policy years 1- 10 and 2.25% for policy years 11 and thereafter.

The tax consequences of a loan interest credited differential of 0% are unclear. You should consult a tax adviser before effecting a loan to evaluate possible tax consequences. If we determine that a loan will be treated as a distribution from your policy because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgment, result in the transaction being treated as a loan under Federal tax law. The right to increase the rate charged on the loan is restricted in some states. Please see your John Hancock USA representative for details. We process policy loans as of the business day on or next following the day we receive the loan request.

Repayment of policy loans

You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as set out below.

- The repayment will first be applied to reduce any loan amount collateralized by the indexed accounts.
- If any loan repayment remains, it will then be applied to the policy value by transferring amounts from the loan account to the other accounts as follows:
  - First, an amount will be transferred to the fixed account that is equal to the remaining loan repayment multiplied by the ratio of the amount borrowed from the fixed account divided by the sum of the amounts borrowed from the fixed account and the variable investment accounts, if any.
  - The remainder of the repayment, if any, will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment. Loan repayments received prior to the close of the New York Stock Exchange will be applied on the same day it was received. Loan repayments received after the close of the New York Stock Exchange will be applied as of the next business day.

Effects of policy loans

The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the variable investment accounts or any fixed account and placed in a special loan account. The variable investment accounts or any fixed account and the special loan account will generally have different rates of investment return. Similarly, the amount of the loan collateralized by any indexed account will have a different net rate of return than any un-loaned amounts in the same indexed accounts.

The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

Taking a loan on the policy increases the risk that the policy may lapse because when a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. When a loan is outstanding, the difference between the interest rate charged on the loan and the interest rate credited to the special loan account also increases the risk of lapse. If,

after deducting your policy loan, there is not enough net cash surrender value to cover the policy charges, your policy could lapse. Also, whenever the outstanding loan equals or exceeds your policy value after the younger insured person reaches age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations").

Description of charges at the policy level

Deduction from premium payments

- Premium charge - A charge to help defray our sales costs and related taxes A maximum premium charge of ~~7~~5% is deducted from all premiums paid in policy years 1-10. A maximum premium charge of 2% is deducted from all premiums paid in policy years 11 and thereafter. We will stop accepting premium payments at and after the <u>younger</u> insured ~~persons reach~~<u>person reaches</u> age 121 (see "Coverage at and after age 121").

Deductions from policy value

- Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of $20 per month that will cease at and after the younger insured person attains age 121.

- Base Face Amount charge - A monthly charge for a minimum duration of 10 years and maximum duration of 30 years, which primarily helps cover sales costs. To determine the charge we multiply the amount of Base Face Amount at issue by a rate that varies by the sex, ~~sum of~~ issue ages, and risk classifications of the insured persons at issue.

- Supplemental Face Amount charge - A monthly charge for a minimum duration of 10 years and maximum duration of 30 years, which primarily helps cover sales costs. To determine the charge we multiply the greater of the amount of Supplemental Face Amount at issue and the amount of Supplemental Face Amount <u>on the processing date</u> by a rate that varies by the sex, ~~sum of the~~ issue ages, and risk classifications of the insured persons at issue.

- Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates, and the current rates will never be more than the maximum rates shown in the policy. Cost of insurance charges will cease at and after the younger insured person attains age 121. The cost of insurance rates we use will depend on the age at issue, the insurance risk characteristics and (usually) sex of the insured persons, and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured persons' ages increase. (The insured person's "age" on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

  (a) is the death benefit as of the first day of the Policy Month, divided by 1.0016516; and

  (b) is the policy value as of the first day of the Policy Month after the deduction of all monthly deductions.

  Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the variable investment accounts chosen, payment of premiums and charges assessed.

  If the minimum death benefit is greater than the Total Face Amount, the cost of insurance charge will reflect the amount of that additional benefit.

  For death benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance divided by 1.0016516.

- Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to variable investment accounts. This charge does not apply to the current fixed account or the indexed accounts. We do not currently impose this charge, but reserve the right to do so in the policy. Any charge would cease at and after the younger insured person attains age 121.

- Supplementary benefit rider charges - A charge for any supplementary insurance benefits added to the policy by means of a rider. Charges for applicable riders are shown in the rider's provisions or the Policy Specifications (see "Fee Table – Rider Charges").

- Loan interest rate - We will charge interest on any amount you borrow from your policy. The interest charged on any loan is an effective annual rate of 3.25% in the first ten policy years and 2.25% thereafter (see "Policy loans").

- Transfer fee - We currently do not impose a fee upon transfers of policy value among the variable investment accounts, but reserve the right to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12) to compensate us for the costs of processing these transfers (see "Market timing and disruptive trading practices").

- Surrender charge – A charge we deduct if the policy lapses or is surrendered within the first ten policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or a surrender. The surrender charge amount is impacted by the insured persons' ages, sex, risk classifications, Base Face Amount and policy duration. The surrender charge is equal to the Initial Surrender Charge, shown in your Policy Specifications, minus 0.0158 multiplied by the sum of premiums paid in policy year 1, minus the sum of all Base Face Amount charges taken in policy year 1 minus the average of the Base Face Amount charges taken in policy years 2 – 20, with the result multiplied by the applicable percentage as described below. If there is a reduction in the Base Face Amount at any time, the Initial Surrender Charge will thereafter be multiplied times the ratio of the Base Face Amount at the time of the calculation divided by the Base Face Amount at Issue.

The table below shows the applicable Maximum Percentage of Surrender Charge at the beginning of each year during the Surrender Charge Period. The Maximum Percentage of Surrender Charge is proportionately reduced at the beginning of each month of the year until the next year is reached and until the end of policy year ten, when the surrender charge becomes zero. The percentage of surrender charge applied is dependent upon the year during which lapse or surrender occurs. The table below applies **only** for joint insureds where the male is age 55 and the female is age 52 at the time of issue.

Year in Surrender Charge Period	Maximum Percentage of Surrender Charge
1	[100.00]%99.83%
2	[100.00]%97.87%
3	[100.00]%95.88%
4	[99.00]%93.84%
5	[98.00]%91.77%
6	[96.00]%89.66%
7	[84.00]%70.01%
8	[72.00]%51.20%
9	[59.00]%33.24%
10	[44.00]%16.17%
11+	[00.00]%%

The following hypothetical example demonstrates how we would calculate a surrender charge for this product. In this example, assume a policy with an Initial Surrender Charge amount of $30,000 is surrendered at the beginning of policy year four. The policy owner paid $50,000 in policy year 1, Base Face Amount charges deducted in policy year 1 equaled $800, and the average of the Base Face Amount charges for policy years 2 through 20 is $700. There has not been a reduction in Base Face Amount on this policy.

Initial Surrender Charge	$30,000.00
minus 0.0158 x sum of year 1 premiums	$ 790.00
minus sum of year 1 BFA charges less average of years 2-20 BFA charges	$ 100.00
equals	$29,110.00
multiplied by the applicable percentage of surrender charge for year 4 month 1	x99.00x 93.84%
equals the final surrender charge amount	$28,818.9027,316.82

Additional information about how certain policy charges work

Sales expenses and related charges

The premium and Base Face Amount charges help to compensate us for the cost of selling our policies (see "Description of charges at the policy level"). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium and Base Face Amount charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including the asset-based risk charge and other charges with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

Method of deduction

Unless we agree otherwise or you do not have sufficient funds in any fixed account, indexed account or variable investment accounts, we deduct the monthly deductions described in the Fee Tables section from your policy's variable investment accounts, the indexed accounts and any fixed account in proportion to the amount of policy value you have in each of those accounts.

Special purchase programs for eligible classes

With respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us, we may offer the policies with reduced charges or with additional or enhanced features or benefits. We will make these programs available in accordance with our established administrative procedures in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for such a program are: (i) the nature of the association and its organizational framework; (ii) the method by which sales will be made to the members of the class; (iii) the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; (iv) the anticipated lapse and surrender rates of the policies; (v) the size of the class of associated individuals and the number of years it has been in existence; (vi) the aggregate amount of premiums paid; and (vii) any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges or feature or benefit enhancement will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

The Statement of Additional Information (the "SAI") contains additional information about any special purchase program we currently make available. For information as to how you may obtain a copy of the SAI, please see the last page of this prospectus.

Other charges we could impose in the future

Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Separate Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected accounts. However, we expect that no such charge will be necessary.

A portion of the premium charge is used to cover premium taxes. Premium taxes vary by jurisdiction and are subject to change. Currently, premium tax levels range from 0% to 3.5%.

Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of charges at the portfolio level

The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under "Fee Tables") are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any variable investment accounts you select. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Coverage at and after age 121

Provided the policy is in force at and after the younger insured persons reachperson attains age 121:

- We will stop accepting any premium payments.
- We will no longer take monthly deductions for charges identified in the Fee Table of this prospectus.
- We will continue to credit interest to a fixed account and indexed accounts.
- We will continue to charge and credit loan interest on any outstanding loan.
- We will continue to accept loan repayments on existing loans.
- We will allow new segments to be created
- We will no longer apply the policy credit to the policy value.
- We will not allow any withdrawals.
- We will continue to allow any new loans.

Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider (See "Variations in policy terms" for more details). Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders (see "Fee Table – Rider Charges").

- Healthy Engagement Rider - Our Healthy Engagement Rider provides you with the opportunity to add credits (as described below) to your policy value based upon each insured's ongoing participation in activities that promote a healthy lifestyle.

  Healthy engagement "Status" categories. If you elect this rider, each insured person will qualify for one of four healthy engagement status ("Status") categories each year. The Status categories are based on the longevity benefits of certain healthy activities in which each insured person engages (such as regular checkups, biometric screenings, exercising regularly, participating in health educational programs, and periodically considering and answering certain health-related questions) and other health-related information about the insured persons. The Status category of each insured person may change from year to year. (Current information relating to the Status of each insured person and/or the standards for determining Status are available through our Service Office at 1-800-387-2747.)

  Beginning in the second policy year, if either or both of the insured persons have qualified for one of the three highest Status categories, we will contribute a percentage of your policy's monthly cost of insurance charge in the form of a credit (a "Rider Credit") to your policy value, subject to the conditions mentioned below. Any Rider Credits will be allocated automatically to each variable investment account, indexed account or any fixed account from which, and in the same proportion as, we are taking your monthly deductions. The Healthy Engagement Rider also provides the insured persons with the possibility of other benefits, including discounted wearable devices, gear used to engage in healthy activities, biometric screenings, access to health and fitness information, and other discounts and offers that depend on the insured persons having a certain Status. These and any other benefits available pursuant to the rider, are designed to encourage a high level of engagement by the insured persons in activities that are correlated with improved longevity.

  Under the Healthy Engagement Rider, several considerations are relevant to the percentage, if any, of any month's cost of insurance charge that we will contribute as a Rider Credit to your policy. One important consideration is the Status category for each of the insured persons for the current year and for prior years. If both insured persons have always been in the lowest Status category, no Rider Credits will be paid. The higher the insured persons' Status categories, and the more years the insured persons qualify for higher Status categories, the larger your Rider Credits are likely to be.

Also, the Rider Credit that is contributed to your policy in any month will not be more than the factor identified in the rider multiplied by the difference between the maximum amount of cost of insurance charge that your policy permits us to deduct for that month and the amount of cost of insurance charge that we actually deduct for that month. This means that the amount of any Rider Credit will be less the closer we are to charging the maximum cost of insurance rate that the policy permits; and there will not be any Rider Credit if and when we are charging the maximum cost of insurance rate. **We will continue to deduct the Healthy Engagement Rider charge in instances where no Rider Credits are being earned and we are charging the maximum cost of insurance rate under the policy.** Although our ability to change the cost of insurance rate (subject to the maximum rate) can therefore affect whether and how much Rider Credit you may receive, no Rider Credits that we contributed to your policy value prior to such a change would be affected.

The amount of the Rider Credits that are contributed to your policy value in any month also will be reduced if the death benefit under your policy then exceeds $20,000,000. In such cases, the reduction in any Rider Credit will be larger as the death benefit at the time of such credit exceeds $20,000,000.

The amount of any Rider Credit for a month in which the policy is in default (as described under "Lapse and reinstatement") will be applied first to pay any monthly deductions that are then due and unpaid and next to reduce the Default Payment, with any remaining amount then being contributed to your policy value in accordance with the allocation instructions then in effect for premium payments. The same procedure also will apply for any month in which the policy is being continued in force under it No-Lapse Guarantee provision, except that no amount will be applied to reduce a Default Payment.

We have the right to change at any time the qualification standards for Status categories. Such changes will be based on our expectations of the impact of those standards on future mortality, policy persistency, our expenses, our capital and reserve requirements, and our taxes relating to the policies. Any such changes, however, will be determined prospectively on a basis that does not discriminate unfairly within any class of insured persons. If we change the qualification standards for a Status level, it has an effect on the amount of Rider Credits you may earn for future months, but it will not affect the Rider Credits you have already earned. Also, we may change or terminate any other incentives (such as access to health and fitness information, offers, discounts, tools, or other services designed to encourage the insureds to participate in activities that promote a healthy lifestyle) that we may make available from time to time to insured persons under the Healthy Engagement Rider.

If the Healthy Engagement Rider is still in effect on the later of the policy anniversary nearest the younger insured person's 80th birthday or the 10th policy anniversary, the rider charge will cease to be deducted, no new Rider Credits will be earned and all previously earned Rider Credits will continue to apply as provided in the rider. The availability to the insured ~~person~~persons of certain benefits may cease when the rider charge ceases.

You may elect to discontinue the rider at any time by written notice to us. In that case, the same circumstances described above will apply.

If your policy terminates for any reason, the Healthy Engagement Rider also will terminate, although no Rider Credits that we contributed to your policy value prior to the termination will be affected.

Although the standards for determining a Status category may be administered directly by us or through an affiliated or unaffiliated provider that we designate, any termination or change in such third-party provider will not terminate or modify the Healthy Engagement Rider or our obligations thereunder.

There may be costs associated with meeting the standards to qualify for a given Status level that will not be reimbursed by John Hancock USA. Examples of such costs include, but are not limited to, health coverage co-pays, health club fees, athletic events, health equipment, health monitoring devices, and athletic attire.

- <u>Return of Premium Death Benefit Rider</u> - You may elect to have your policy issued with an optional Return of Premium Death Benefit Rider. This rider provides an additional death benefit payable upon the death of the surviving insured person. The Return of Premium Death Benefit has an initial value equal to your initial premium times the "Percentage of Premium" you select (which may range between 0% and 100%). We show the Percentage of Premium you select in the Policy Specifications page. **This benefit is only available to you if you elect death benefit Option 1.**

- <u>Cash Value Enhancement Rider</u> - Your policy may be issued with the Cash Value Enhancement Rider. The decision to add this rider to your policy must be made at issuance of the policy and, once made, is irrevocable. The benefit of this

rider is that the cash surrender value of your policy is enhanced during the period for which surrender charges are applicable. Under the Cash Value Enhancement Rider, the enhancement is provided by reducing the surrender charge that would otherwise have applied upon policy surrender or lapse.

Under this rider, the enhancement in cash surrender value is equal to the surrender charge multiplied by the applicable Cash Value Enhancement Waiver Percentage. The applicable Cash Value Enhancement Waiver Percentages under this rider during the Surrender Charge Period are set forth below:

Policy Year	Cash Value Enhancement
1 ………………………………………………	90%
2 ………………………………………………	80%
3 ………………………………………………	60%
4 ………………………………………………	40%
5 ………………………………………………	20%
6+ ……………………………………………	0%

- Overloan Protection Rider - This rider will prevent your policy from lapsing on any date if policy debt exceeds the death benefit. The benefit is subject to a number of eligibility requirements relating to, among other things, the number of years the policy has been in force, the attained age of the younger insured person, the death benefit option elected and the tax status of the policy.

When the Overloan Protection Benefit in this rider is invoked, all values in the variable investment accounts and the indexed accounts (upon segment maturity) are transferred to the fixed account and will continue to grow at the current fixed account interest rate. Transfer fees do not apply to these transfers. Thereafter, policy changes and transactions are limited as set forth in the rider; for example, death benefit increases or decreases, additional premium payments, policy loans, withdrawals, surrender and transfers are no longer allowed. Any outstanding policy debt will remain. Interest will continue to be charged at the policy's specified loan interest rate, and the policy's loan account will continue to be credited with the policy's loan interest credited rate. Any applicable No-Lapse Guarantee under the policy no longer applies, and any supplementary benefit rider requiring a monthly deduction will automatically be terminated.

When the Overloan Protection Rider causes the policy to be converted into a fixed policy, there is risk that the Internal Revenue Service could assert that the policy has been effectively terminated and that the outstanding loan balance should be treated as a distribution. Depending on the circumstances, all or part of such deemed distribution may be taxable as income. You should consult a tax adviser as to the risks associated with the Overloan Protection Rider.

- Healthy Engagement Core Rider - Our Healthy Engagement Core Rider provides the insured persons with the opportunity to participate in our Healthy Engagement Core program (the "Program"). This Program is designed to help improve the longevity of the insured persons by educating and motivating the insured persons to develop and maintain a healthy lifestyle.

By participating in this Program, the insured persons may receive discounts on certain goods and services, educational resources, tools, or other items that are designed to encourage learning and participation in heathy activities (the "Program Rewards"). In no event will John Hancock USA use any medical or other information about the insured persons, after the issue date, under the Program to change a Risk Classification or as the sole basis to deny a request for reinstatement.

John Hancock USA reserves the right to amend aspects of the Program from time to time, including the Program Rewards. The Program may be administered by us or through an affiliated or unaffiliated company designated by us. John Hancock USA may designate or replace any such company at any time.

Participation in the Program is voluntary and, while there are no policy level fees associated with this rider, there may be costs associated with participating in the Program that will not be reimbursed by us. Examples of such costs include, but are not limited to, health coverage co-pays, health club fees, athletic event registration fees, health equipment, health monitoring devices, athletic attire, and online access fees. Participation in the Program does not provide you with the opportunity to add credits to your policy nor will it affect your policy values.

In order to participate in this Program, the insured ~~person~~persons must have attained Age 20. Each insured person may not participate in this Program if the Healthy Engagement Rider under the policy has been elected. Each insured person

may elect to discontinue participation in the Program at any time by written notice to us. If your policy terminates for any reason, the Program will also terminate. Each insured person may obtain current information about the Program by visiting http://www.JohnHancockVitality.com/ or by calling 1(800)-387-2747.

- Policy Split Option Rider - At the time of policy issue, you may elect this rider that will permit the Total Face Amount to be evenly split into two separate policies, one for each insured person, but only if the insured persons get divorced or certain Federal tax law changes occur. The rider may be canceled at any time and it will automatically terminate upon the death of either insured person.

- Four-Year Term Rider - Subject to our underwriting practices, you may be eligible to elect the Four-Year Term Rider at the time of policy issue. This rider provides an additional death benefit if the death of the last surviving insured person occurs during the four-year period following policy issue. In your application for this rider, you will tell us how much term insurance coverage you want on the lives of the insured persons. The benefit will take effect on the Policy Date stated in your Policy Specifications page and will terminate four years from that date. You may not renew this benefit once it has been terminated.

We will reduce the amount of insurance under this benefit proportionally upon the occurrence of any reduction in the Total Face Amount of your policy or upon a partial withdrawal. On receiving due proof of death of the last surviving insured person, we will pay the death benefit amount to the same beneficiary and in the same manner as the proceeds payable under your policy.

We do not currently charge a separate fee for this rider. If you elect the Return of Premium Death Benefit Rider or if you elect increases to your Supplemental Face Amount, you may not elect this rider.

Procedures for issuance of a policy

Generally, the policy is available with a minimum Base Face Amount at issue of $250,000. At the time of issue, each insured person must have an attained age of no more than 90. Each insured person must meet certain health and other insurance risk criteria called "underwriting standards."

Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured persons in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what each insured person's risk classification should be. After we approve an application for a policy and assign appropriate insurance risk classifications, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the last surviving insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" below).

The policy will take effect only if all of the following conditions are satisfied:

- The policy is delivered to and received by the applicant.
- The Minimum Initial Premium is received by us.
- Each insured person is living and there has been no deterioration in the insurability of the insured persons since the date of the application.

The date all of the above conditions are satisfied is referred to in this prospectus as the "Contract Completion Date." If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "Policy Date." That is the date on which we begin to take monthly deductions. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

Backdating

Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for one or both of the insured persons or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would

otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured persons for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. These changes include the following:

- Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws
- Adding or removing fixed accounts, indexed accounts or variable investment accounts
- Combining variable investment accounts
- Closing the variable investment accounts or indexed accounts to new allocations or transfers
- Changes in the form of organization of any separate account

Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

Who owns the policy? That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured persons are different, so you should discuss this issue with your tax adviser.

While either of the insured persons is alive, you will have a number of options under the policy. These options include those listed below:

- Determine when and how much you invest in the variable investment accounts, indexed accounts and any fixed account
- Borrow or withdraw amounts you have in the variable investment account, the indexed accounts and any fixed account
- Change the beneficiary who will receive the death benefit
- Change the amount of insurance
- Turn in (i.e., "surrender") the policy for the full amount of its net cash surrender value
- Choose the form in which we will pay out the death benefit or other proceeds

It is possible to name so-called "joint owners" of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Your beneficiary

You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the last surviving insured person's death. Until the death of the last surviving insured person, you can change your beneficiary by written request. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation will not affect any payments we make before we receive it. If no beneficiary is living when the last surviving insured person dies, we will pay the insurance proceeds to the owners or the owner's estate.

Policy cancellation right

You have the right to cancel your policy within ten days after you receive it (the period may be longer in some states). This is often referred to as the "free look" period. During this period, your premiums will be allocated as described under "Processing premium payments" in this prospectus. To cancel your policy, simply deliver or mail the policy to:

- John Hancock USA at either of the addresses shown on the back cover of this prospectus, or
- the John Hancock USA representative who delivered the policy to you.

The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your policy value on the date of cancellation. The state in which the Policy is issued determines the period and type of refund that applies. A general summary of material state variations is described in "Variations in policy terms."

Delay to challenge coverage

We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified by the laws of the state in which your policy was issued. The longest limit is two years, except in cases of fraud.

Reports that you will receive

At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in the fixed account, the indexed accounts and in each variable investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

Semi-annually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

When we pay policy proceeds

General

We will ordinarily pay any death benefit, withdrawal, surrender value or loan within seven days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). You may choose to receive proceeds from the policy as a single sum. If we do not have information about the desired manner of payment within seven days after the date we receive documentation of the last surviving insured person's death, we will pay the proceeds as a single sum. As permitted by state law and our current administrative procedures, death claim proceeds may be placed into an interest-bearing John Hancock retained asset account in the beneficiary's name. The interest earned in a John Hancock retained asset account is normally subject to income tax. You should consult with your tax advisor if you have

any questions regarding taxation of the interest earned. We will provide the beneficiary with a checkbook, so checks may be written for all or a part of the proceeds. The retained asset account is part of our general account and is subject to the claims of our creditors. It is not a bank account and it is not insured by the FDIC. We may receive a benefit from managing proceeds held in a retained asset account. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out terms of the option in full. Please contact our Service Office for more information.

Delay for check clearance

We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed fifteen days) to allow the check to clear the banking system. We will not delay payment longer than necessary for us to verify a check has cleared the banking system.

Delay of separate account proceeds

We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the variable investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

State laws allow us to defer payment of any portion of the net cash surrender value derived from the fixed account and indexed accounts for up to six months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General rules

You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock USA Service Office at the appropriate address shown on the back cover.

Under our current rules, certain requests must be made in writing and be signed and dated by you. Those requests include the following.

- loans
- surrenders or withdrawals
- change of death benefit option
- increase or decrease in Face Amount
- change of beneficiary
- election of payment option for policy proceeds
- tax withholding elections
- election of telephone/internet transaction privilege

The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company's secured website, if a special form is completed (see "Telephone, facsimile and internet transactions" below).

- transfers of policy value among the variable investment accounts, the indexed accounts and any fixed account
- change of allocation among the variable investment accounts, the indexed accounts and any fixed account for new premium payments

You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of each insured person's death and related documentation to our Service Office. We do not consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock USA representative. Each communication to us must include your name, your policy number and the name of the insured persons. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions

If you complete a special authorization form, you can request transfers among the variable investment accounts, the indexed accounts and any fixed account and changes of allocation among the variable investment accounts and any fixed account simply by telephoning us at 1-800-827-4546 or by faxing us at 1-617-572-1571 or through the Company's secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the variable investment accounts, the indexed accounts and any fixed account involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed, large or frequent transfers among the variable investment accounts. To discourage disruptive trading, we have imposed certain transfer restrictions (see "Transfers of existing policy value"). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Variations in policy terms

Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, terms and conditions of your insurance coverage may vary depending on where you purchase a policy, and certain riders and options may not be available due to state insurance laws or restrictions in the state in which the policy is issued. We disclose all material variations in this prospectus, consistent with disclosure standards under federal securities law. A general summary of material state variations to the statements made in this prospectus is included below. Specific variations from the information appearing in this prospectus which are required due to insurance laws and regulations are contained in your policy, or in riders or endorsements attached to your Policy. You should refer to your ~~Policy~~policy for these state specific features.

Chart of State Variations		
Policy Provision	**States with Variation**	**Description of Variations**
~~Freelook~~**Free Look Period (amount of refund)**	~~Compact, California, Florida, Guam, and North Dakota~~**AK, AL, AR, AZ, CT, CO, DC, DE, FL, GA, HI, IA, ID, IL, IN, KS, KY, LA, MA, MD, ME, MI, MN, MO, MS, MT, NC, ND, NE NH, NJ, NM, NV, OH, OK, OR, PA, RI, SC, TN, TX, UT,**	~~We will refund in full the payment made.~~**Return of premium**
	~~South Dakota~~**CA, SD**	~~We will refund the~~ **Policy** ~~Value as~~**value at time of** ~~the date we receive the policy,~~**return** **plus** ~~any~~ **charges** ~~and deductions taken for the~~
~~Suicide~~	~~North Dakota~~	~~For policies issues in North Dakota, the suicide exclusion period is one year.~~

Riders	**States with Variation**	**Description of Variations**
Policy Split Option Rider (PSO) - V124-6	Nebraska, South Carolina	The Suicide and Incontestability provisions of the new policy will be effective as of the original Policy Date.
	Pennsylvania	You cannot exercise the rider in the event of a divorce.

We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Special purchase programs for eligible classes." No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Distribution of policies

John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company affiliated with us, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the Trust, whose securities are used to fund certain variable investment accounts under the policies and under other annuity and life insurance products we offer.

JH Distributors' principal address 200 Berkeley Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the Financial Industry Regulatory Authority ("FINRA").

We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. In addition, we, either directly or through JH Distributors, have entered into agreements with other financial intermediaries that provide marketing, sales support and certain administrative services to help promote the policies ("financial intermediaries"). In a limited number of cases, we have entered into loans, leases or other financial agreements with these broker-dealers or financial intermediaries or their affiliates.

Compensation

The broker-dealers and other financial intermediaries that distribute or support the marketing of our policies may be compensated by means of various compensation and revenue sharing arrangements. A general description of these arrangements is set out below under "Standard compensation" and "Additional compensation and revenue sharing." These arrangements may differ between firms, and not all broker-dealers or financial intermediaries will receive the same compensation and revenue sharing benefits for distributing our policies. Also, a broker-dealer may receive more or less compensation or other benefits for the promotion and sale of our policy than it would expect to receive from another issuer.

Under their own arrangements, broker-dealers determine how much of any amounts received from us is to be paid to their registered representatives.

Policy owners do not pay any compensation or revenue sharing benefits directly. These payments are made from JH Distributors' and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying fund's distribution plan ("12b-1 fees"), the fees and charges imposed under the policy and other sources.

You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy. We provide additional information on special compensation or reimbursement arrangements involving broker-dealers and other financial intermediaries in the SAI, which is available upon request.

Standard compensation. JH Distributors pays compensation to broker-dealers for the promotion and sale of the policies, and for providing ongoing service in relation to policies that have already been purchased. We may also pay a limited number of broker-dealers commissions or overrides to "wholesale" the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling.

The compensation JH Distributors pays to broker-dealers may vary depending on the selling agreement. The compensation paid is not expected to exceed 138% of target premium paid in the first policy year, and 8% of target premium paid in years 2-10. Compensation paid on any premium in excess of target will not exceed 10% in any year. This compensation schedule is exclusive of additional compensation and revenue sharing and inclusive of overrides and expense allowances paid to broker-dealers for sale of the policies (not including riders).

Additional compensation and revenue sharing. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may enter into special compensation or reimbursement arrangements ("revenue sharing"), either directly or through JH Distributors, with selected broker-dealers and other financial intermediaries. In consideration of these arrangements, a firm may feature our policy in its sales system, give us preferential access to sales staff, or allow JH Distributors or its affiliates to participate in conferences, seminars or other programs attended by the firm's sales force. We hope to benefit from these revenue sharing and other arrangements through increased sales of our policies.

Selling broker-dealers and other financial intermediaries may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public or client seminars, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. We may contribute to, as well as sponsor, various educational programs, sales promotions, and/or other contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash or other rewards as may be permitted under FINRA rules and other applicable laws and regulations.

Tax considerations

This description of Federal income tax consequences is only a brief summary and is neither exhaustive nor authoritative. It was written to support the promotion of our products. It does not constitute legal or tax advice, and it is not intended to be used and cannot be used to avoid any penalties that may be imposed on you. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively. The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax adviser should be consulted for advice.

General

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of the Separate Account in our taxable income and take deductions for investment income credited to our policy holder reserves. We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge the Separate Account for any resulting income tax costs, other than a charge we may impose against the Separate Account to compensate us for the cost of a delay in the deductibility of deferred acquisition costs

(the "DAC tax" adjustment) pursuant to section 848 of the Internal Revenue Code. We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the series funds. These benefits can be material. We do not pass these benefits through to the Separate Account, principally because: (i) the deductions and credits are allowed to us and not the policy owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on the Separate Account assets that is passed through to policy owners.

The policies permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the policies or the Separate Account. Currently, we do not anticipate making any specific charge for such taxes other than any DAC tax charge and premium taxes where applicable. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

Death benefit proceeds and other policy distributions

Generally, death benefits paid under policies such as yours are not subject to income tax unless policy ownership has been transferred in exchange for payment. Earnings on your policy value are ordinarily not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you've paid and not subjected to income tax. Any portion not treated as a return of your premiums would be includible in your income.

Please note that certain distributions associated with a reduction in death benefit or other policy benefits within the first fifteen years after issuance of the policy are ordinarily taxable in whole or in part. Amounts you borrow are generally not taxable to you.

However, some of the tax rules change if your policy becomes a modified endowment contract. This can happen if you've paid premiums in excess of limits prescribed by the tax laws. In that case, additional taxes and penalties may be payable for policy distributions of any kind, including loans. (See "7-pay premium limit and modified endowment contract status" below.)

We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code defines a life insurance contract for Federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. We will monitor compliance with these standards. If we determine that a policy does not satisfy section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with section 7702.

If the policy complies with section 7702, the death benefit proceeds under the policy ordinarily should be ~~excludable~~excludible from the beneficiary's gross income under section 101 of the Internal Revenue Code. (As noted above, a transfer of the policy for valuable consideration may limit the exclusion of death benefits from the beneficiary's income.)

Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, unless the policy is a modified endowment contract, the owner will be taxed only on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy's death benefit or any other change that reduces benefits under the policy in the first fifteen years after the policy is issued and that results in a cash distribution to the policy owner. Changes that reduce benefits include partial withdrawals, and distributions required to keep the policy in compliance with section 7702. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it were a result of the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under the Internal Revenue Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of amounts permitted under section 7702, or if any of the funds failed to meet certain investment diversification or other requirements of the Internal Revenue Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocable trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner's estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner's estate if the transfer occurred less than three years before the former owner's death or if

the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

If you have elected ~~the Healthy Engagement Rider or the Policy Split Option Rider~~a rider that imposes a monthly rider charge, we will treat the monthly charges for the ~~Rider~~rider as distributions from your life insurance policy for federal income tax purposes. Therefore, such charges may be ~~includable~~includible in your taxable income if your policy is a modified endowment contract or if your investment in the contract has been reduced to zero.

The tax treatment of certain aspects of the Healthy Engagement Rider, such as gift cards and other cash equivalents, could be includible in your taxable income. We expect to report to the Internal Revenue Service only those benefits we believe are taxable income, such as gift cards and other cash equivalents. Taxable benefits will be reported to the Internal Revenue Service by us only if the value of such benefits received in a year is $600 or more. This material does not constitute tax or legal advice and neither John Hancock USA nor any of its agents, employees or registered representatives are in the business of offering such advice. We do not expect that we will be required to report any free or discounted services or products that are available to the insured ~~persons~~person under the Healthy Engagement Rider or the Healthy Engagement Core Rider to the Internal Revenue Service on Form 1099. Nevertheless, you should consult your tax adviser as to the income tax consequences to you.

Policy loans

We expect that, except as noted below (see "7-pay premium limit and modified endowment contract status"), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason other than the payment of the death benefit, an amount equal to any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums required to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Diversification rules and ownership of the Separate Account

Your policy will not qualify for the tax benefits of a life insurance contract unless the Separate Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have "investor control" over the underlying assets.

In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the Separate Account used to support the policy. In those circumstances, income and gains from the Separate Account assets would be includible in the policy owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable policy owner will be considered the owner of Separate Account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 (T.D. 8101) stated that guidance would be issued in the form of regulations or rulings on "the extent to which policyholders may direct their investments to particular sub-accounts of a Separate Account without being treated as owners of the underlying assets." As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty subaccounts.

The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of Separate Account assets. Since you have greater

flexibility in allocating premiums and policy values than was the case in those rulings, it is *possible* that you would be treated as the owner of your policy's proportionate share of the assets of the Separate Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the series funds' prospectuses, or that a series fund will not have to change any fund's investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

The 7-pay limit at any time during the first seven contract years is the total of net level premiums that would have been payable at or before that time under a comparable fixed policy that would be fully "paid-up" after the payment of seven equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first seven policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

Policies classified as modified endowment contracts are subject to the following tax rules:

- First, all withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the withdrawal over the investment in the policy at such time. If you own any other modified endowment contracts issued to you in the same calendar year by the same insurance company or its affiliates, their values will be combined with the value of the policy from which you take the withdrawal for purposes of determining how much of the withdrawal is taxable as ordinary income.

- Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

- Third, a 10% additional penalty tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

  - is made on or after the date on which the policy owner attains age 59½ or

  - is attributable to the policy owner becoming disabled.

These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

Furthermore, any time there is a "material change" in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

Moreover, under a policy insuring a single life, if there is a reduction in benefits (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) during a 7-pay testing period, the 7-pay limit will generally be recalculated based on the reduced benefits and the policy will be re-tested from the beginning of the 7-pay testing period using the lower limit. If the premiums paid to date at any point during the 7-pay testing period are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract. If your policy is a survivorship policy, a reduction in benefits under the policy at any time will require re-testing. For such a policy the 7-pay limit will generally be recalculated based on the reduced benefits and the policy will be re-tested, using the lower limit, from the date it was issued. You should consult your tax adviser if you have questions regarding the possible impact of the 7-pay limit on your policy.

If your policy is issued as a result of an exchange subject to section 1035 of the Internal Revenue Code, it may be considered to be a modified endowment contract if the death benefit under the new policy is smaller than the death benefit under the exchanged policy, or if you reduce coverage in your new policy after it is issued. Therefore, if you desire to reduce

the face amount as part of a 1035 exchange, a qualified tax adviser should be consulted for advice. A new policy issued in exchange for a modified endowment contract will also be a modified endowment contract regardless of any change in the death benefit.

All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the rules on taxation of withdrawals from modified endowment contracts. You should consult your tax adviser if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of section 401 of the Internal Revenue Code. If so, the Internal Revenue Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Internal Revenue Code.

Withholding

To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions. Electing to have no withholding will not reduce your tax liability and may expose you to penalties under the rules governing payment of estimated taxes.

Life insurance purchases by residents of Puerto Rico

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service ruled that income received by residents of Puerto Rico under a life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

If you are not a U.S. citizen, U.S. resident alien or other U.S. person, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Life insurance owned by citizens or residents living abroad

If you are a U.S. citizen or permanent resident living outside the United States, you are still subject to income taxation by the United States. Since many countries tax on the basis of domicile, you may also be subject to tax in the country or territory in which you are living. The tax-deferred accumulation of gain that a life insurance policy provides under United States tax law may not be available under the tax laws of the country in which you are living. If you are living outside the United States or planning to do so, you should consult with a qualified tax adviser before purchasing or retaining ownership of a policy. If your policy is issued as a result of an exchange of a policy owned or issued outside the United States, the country or territory in which you reside may still tax you on the surrender of the policy replaced through the exchange. You should consult with a qualified tax adviser before exchanging your policy issued outside of the United States for one issued within the United States.

Financial statements reference

The financial statements of John Hancock USA and the Separate Account can be found in the SAI. The financial statements of John Hancock USA should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of John Hancock USA to meet its obligations under the policies. Our general account is comprised of securities and other investments, the value of which may decline during periods of adverse market conditions.

Registration statement filed with the SEC

This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Legal and Regulatory Matters

There are no legal proceedings to which the Depositor, the Separate Account or the principal underwriter is a party or to which the assets of the Separate Account are subject that are likely to have a material adverse effect on the Separate Account or the ability of the principal underwriter to perform its contract with the Separate Account or of the Depositor to meet its obligations under the policy.

Independent registered public accounting firm

The statutory-basis financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, ~~2018~~2019 and ~~2017~~2018, and for each of the three years in the period ended December 31, ~~2018~~2019, and the financial statements of John Hancock Life Insurance Company (U.S.A.) Separate Account A at December 31, ~~2018~~2019, and for each of the two years in the period

ended December 31, ~~2018~~2019, appearing in this Prospectus and Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

In addition to this prospectus, John Hancock USA has filed with the SEC an SAI that contains additional information about John Hancock USA and the Separate Account, including information on our history, services provided to the Separate Account, and the audited financial statements for John Hancock USA and the Separate Account. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock USA representative. The SAI may be obtained by contacting the John Hancock USA Service Office. You should also contact the John Hancock USA Service Office to request any other information about your policy or to make any inquiries about its operation.

JOHN HANCOCK USA SERVICE OFFICE

Overnight Express Delivery	**Mail Delivery**
Life Post Issue	Life Post Issue
John Hancock Insurance Company	John Hancock Life Insurance Company
30 Dan Road, Suite #55979	PO Box 55979
Canton, MA 02021	Boston, MA 02205
Phone:	**Fax:**
1-800-827-4546	1-617-572-1571

Information about the Separate Account (including the SAI) can be reviewed and copied at the SEC's Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. Reports and other information about the Account are available on the SEC's Internet website at **http://www.sec.gov**. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.

1940 Act File No. 811-4834 — 1933 Act File No. 333-XXXXXX